UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

August 1, 2013.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

Banco Latinoamericano

de Comercio Exterior, S. A.

and Subsidiaries

Consolidated Balance Sheets as of June 30, 2013 (Unaudited) and December 31, 2012, and Related Consolidated Statements of Income, Comprehensive Income, Stockholders’ Equity and Redeemable Noncontrolling Interest and Cash Flows (Unaudited) for the Three and Six Months Ended June 30, 2013 and 2012

Banco Latinoamericano de Comercio Exterior, S. A.

and Subsidiaries

Consolidated Financial Statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated balance sheets
June 30, 2013 and December 31, 2012
(in US$ thousand, except share amounts)

	Notes	June 30, 2013 (Unaudited)	December 31, 2012 (Audited)
Assets
Cash and due from banks	4,19	1,940	6,718
Interest-bearing deposits in banks (including pledged deposits of $15,423 in 2013 and $14,519 in 2012)	4,19	624,308	700,312
Trading assets (including pledged securities to creditors of $1,262 in 2012)	5,18,19	-	5,265
Securities available-for-sale (including pledged securities to creditors of $234,189 in 2013 and $152,340 in 2012)	6,19	332,982	183,017
Securities held-to-maturity (fair value of $32,824 in 2013 and $34,149 in 2012) (including pledged securities to creditors of $15,111 in 2013 and $19,453 in 2012)	6,19	32,932	34,113
Investment funds	7,19	133,488	105,888
Loans	8,19	6,029,589	5,715,556
Less:
Allowance for loan losses	9,19	68,156	72,976
Unearned income and deferred fees		6,290	7,100
Loans, net		5,955,143	5,635,480

Customers' liabilities under acceptances	19	90,240	1,157
Accrued interest receivable	19	39,820	37,819
Equipment and leasehold improvements (net of accumulated depreciation and amortization of $12,689 in 2013 and $11,688 in 2012)		11,525	12,808
Derivative financial instruments used for hedging - receivable	16,18,19	9,965	19,239
Other assets		10,367	14,580
Total assets		7,242,710	6,756,396

Liabilities and stockholders' equity
Deposits:	10,19
Noninterest-bearing - Demand		2,800	580
Interest-bearing - Demand		59,714	131,295
Time		2,711,186	2,185,385
Total deposits		2,773,700	2,317,260

Trading liabilities	5,18,19	9,993	32,304
Securities sold under repurchase agreement	4,5,6,11,18,19	241,948	158,374
Short-term borrowings and debt	12,19	2,188,121	1,449,023
Acceptances outstanding	19	90,240	1,157
Accrued interest payable	19	15,285	17,943
Long-term borrowings and debt	13,19	993,016	1,905,540
Derivative financial instruments used for hedging - payable	16,18,19	9,711	11,747
Reserve for losses on off-balance sheet credit risk	9	12,389	4,841
Other liabilities		12,284	28,348
Total liabilities		6,346,687	5,926,537

Commitments and contingencies	15,19,20

Redeemable noncontrolling interest		55,541	3,384

Stockholders' equity:	14,21
Class A common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 6,342,189)		44,407	44,407
Class B common stock, no par value, assigned value of $6.67 (Authorized 40,000,000; outstanding 2,522,492 in 2013 and 2,531,926 in 2012)		20,683	20,683
Class E common stock, no par value, assigned value of $6.67 (Authorized 100,000,000; outstanding 29,565,017 in 2013 and 29,271,067 in 2012)		214,890	214,890
Additional paid-in capital in excess of assigned value of common stock		119,320	121,419
Capital reserves		95,210	95,210
Retained earnings		448,545	422,048
Accumulated other comprehensive loss	6,17	(17,402)	(730)
Treasury stock		(85,171)	(91,452)
Total stockholders' equity		840,482	826,475

Total liabilities and stockholders' equity		7,242,710	6,756,396

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of income (Unaudited)

(in US$ thousand, except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2013	2012	2013	2012
Interest income:	16,17
Interest income:		416	512	712	1,096
Trading assets		-	-	-	69
Investment securities:
Available-for-sale		2,186	1,133	3,472	3,752
Held-to-maturity		216	173	445	348
Investment funds		483	46	547	649
Loans		47,663	44,963	94,192	89,292
Total interest income		50,964	46,827	99,368	95,206
Interest expense:	16,17
Deposits		3,231	2,964	6,362	6,036
Investment funds		568	22	598	36
Short-term borrowings and debt		6,114	4,056	11,381	11,075
Long-term borrowings and debt		11,639	13,769	25,596	22,413
Total interest expense		21,552	20,811	43,937	39,560
Net interest income		29,412	26,016	55,431	55,646

Reversal of provision (provision) for loan losses	9	2,651	(2,916)	4,822	592

Net interest income, after reversal of provision (provision) for loan losses		32,063	23,100	60,253	56,238

Other income (expense):
Provision for losses on off-balance sheet credit risk	9	(5,111)	(2,002)	(7,548)	(1,099)
Fees and commissions, net		2,835	2,346	5,234	4,643
Derivative financial instruments and hedging	16	1,374	1,960	858	2,400
Net gain from investment funds trading		5,078	3,727	6,347	6,536
Net gain (loss) from trading securities		(1,565)	769	3,211	9,199
Net gain on sale of securities available-for-sale	6	846	1,724	961	6,030
Net gains (loss) on foreign currency exchange		1,440	(538)	(3,156)	(8,488)
Gain on sale of premises and equipment		-	5,626	-	5,626
Other income, net		505	278	1,090	1,214
Net other income		5,402	13,890	6,997	26,061

Operating expenses:
Salaries and other employee expenses		8,428	7,601	16,197	14,903
Depreciation and amortization of equipment and leasehold improvements		668	501	1,390	958
Professional services		951	938	1,595	1,766
Maintenance and repairs		327	446	713	873
Expenses from the investment funds		1,396	1,049	2,144	2,016
Other operating expenses		2,549	2,970	5,732	5,634
Total operating expenses		14,319	13,505	27,771	26,150

Net income from continuing operations		23,146	23,485	39,479	56,149

Net income (loss) from discontinued operations	3	23	(158)	(4)	(461)

Net income		23,169	23,327	39,475	55,688

Net income attributable to the redeemable noncontrolling interest		1,446	104	1,458	244

Net income attributable to Bladex stockholders		21,723	23,223	38,017	55,444

Amounts attributable to Bladex stockholders:

Net income from continuing operations		21,700	23,381	38,021	55,905
Net income (loss) from discontinued operations		23	(158)	(4)	(461)
		21,723	23,223	38,017	55,444

Earning per share from continuing operations:
Basic	14	0.57	0.62	0.99	1.49

Diluted	14	0.56	0.62	0.99	1.48

Earning (loss) per share from discontinued operations:
Basic	14	0.00	(0.00)	(0.00)	(0.01)

Diluted	14	0.00	(0.00)	(0.00)	(0.01)

Earning per share:
Basic	14	0.57	0.61	0.99	1.48

Diluted	14	0.56	0.61	0.99	1.47

Weighted average basic shares	14	38,413	37,833	38,316	37,557

Weighted average diluted shares	14	38,625	38,075	38,515	37,715

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of comprehensive income (Unaudited)
For the six months ended June 30, 2013 and 2012
(in US$ thousand, except per share amounts)

	Notes	2013	2012

Net income		39,475	55,688

Other comprehensive income (loss):

Unrealized gains (losses) on securities available-for-sale:
Unrealized gains (losses) arising from the period	17	(13,348)	7,099
Less: reclassification adjustments for net gains included in net income	17	(794)	(5,775)
Net change in unrealized gains (losses) on securities available for sale		(14,142)	1,324

Unrealized gains (losses) on derivative financial instruments:
Unrealized gains (losses) arising from the period	17	(2,763)	512
Less: reclassification adjustments for net losses included in net income	17	417	739
Net change in unrealized gains (losses) on derivative financial instruments		(2,346)	1,251

Foreign currency translation adjustment, net of hedges:
Current period change		(113)	(216)
Reclassification adjustments for net losses included in net income		24	-
Net change in foreign currency translation adjustment		(89)	(216)

Other comprehensive income (loss)		(16,577)	2,359

Comprehensive income		22,898	58,047

Comprehensive income attributable to the redeemable noncontrolling interest		1,553	243

Comprehensive income attributable to Bladex stockholders		21,345	57,804

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of changes in stockholders' equity and redeemable noncontrolling interest (Unaudited)
For the six months ended June 30, 2013 and 2012
(in US$ thousand, except per share amounts)

	Stockholders' equity
		Additional
		paid-in capital
		in excess of			Accumulated
		assigned value			other		Total	Redeemable
	Common	of common	Capital	Retained	comprehensive	Treasury	stockholders'	noncontrolling
	stock	stock	reserves	earnings	income (loss)	stock	equity	interest

Balances at January 1, 2012	279,980	130,177	95,210	372,644	(3,112)	(115,617)	759,282	5,547
Net income	-	-	-	55,444	-	-	55,444	244
Redeemable noncontrolling interest - subscriptions								1,714
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(3,657)
Other comprehensive income (loss)	-	-	-	-	2,488	-	2,488	(129)
Compensation cost - stock options and stock units plans	-	1,199	-	-	-	-	1,199	-
Exercised options and stock units vested	-	(9,097)	-	-	-	18,941	9,844	-
Dividends declared	-	-	-	(20,681)	-	-	(20,681)	-
Balances at June 30, 2012	279,980	122,279	95,210	407,407	(624)	(96,676)	807,576	3,719

Balances at January 1, 2013	279,980	121,419	95,210	422,048	(730)	(91,452)	826,475	3,384
Effect of deconsolidating a variable interest entity ("VIE")	-	-	-	-	-	-	-	(565)
Net income	-	-	-	38,017	-	-	38,017	1,458
Redeemable noncontrolling interest - subscriptions	-	-	-	-	-	-	-	53,000
Redeemable noncontrolling interest - redemptions	-	-	-	-	-	-	-	(1,831)
Other comprehensive income (loss)	-	-	-	-	(16,672)	-	(16,672)	95
Compensation cost - stock options and stock units plans	-	1,577	-	-	-	-	1,577	-
Exercised options and stock units vested	-	(3,676)	-	-	-	6,281	2,605	-
Dividends declared	-	-	-	(11,520)	-	-	(11,520)	-
Balances at June 30, 2013	279,980	119,320	95,210	448,545	(17,402)	(85,171)	840,482	55,541

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries

Consolidated statements of cash flows (Unaudited)
For the six months ended June 30, 2013 and 2012
(in US$ thousand, except per share amounts)

	2013	2012
Cash flows from operating activities:
Net income	39,475	55,688
Adjustments to reconcile net income to net cash provided by operating activities:
Activities of derivative financial instruments and hedging	8,931	882
Depreciation and amortization of equipment and leasehold improvements	1,390	958
Reversal of provision for loan losses	(4,822)	(592)
Provision for losses on off-balance sheet credit risk	7,548	1,099
Net gain on sale of securities available-for-sale	(961)	(6,030)
Gain on sale of premises and equipment	-	(5,626)
Compensation cost - compensation plans	1,577	1,199
Amortization of premium and discounts on investments	2,315	1,965
Net decrease (increase) in operating assets:
Trading assets	281	12,608
Investment funds	(21,660)	(1,093)
Accrued interest receivable	(2,001)	1,269
Other assets	(84,912)	(773)
Net increase (decrease) in operating liabilities:
Trading liabilities	(22,311)	(5,497)
Accrued interest payable	(2,658)	6,711
Other liabilities	84,479	(3,543)
Net change from discontinued operating activities	87	(95)
Net cash provided by operating activities	6,758	59,130

Cash flows from investing activities:
Effect on cash of desconsolidating a VIE	(2,135)	-
Net increase in pledged deposits	(904)	(4,851)
Net decrease in deposits with original maturities greater than three months	-	30,000
Net increase in loans	(335,341)	(217,901)
Proceeds from the sale of loans	20,500	2,180
Acquisition of equipment and leasehold improvements	(178)	(9,112)
Proceeds from the sale of premises and equipment	-	8,023
Proceeds from the redemption of securities available-for-sale	27,276	139
Proceeds from the sale of securities available-for-sale	47,475	254,772
Proceeds from maturities of securities held-to-maturity	6,250	500
Purchases of investments available-for-sale	(243,709)	(17,944)
Purchases of investments held-to-maturity	(5,260)	-
Net change from discontinued investing activities	63	2
Net cash (used in) provided by investing activities	(485,963)	45,808

Cash flows from financing activities:
Net increase in due to depositors	456,214	73,662
Net increase (decrease) in short-term borrowings and debt and securities sold under repurchase agreements	822,673	(822,084)
Proceeds from long-term borrowings and debt	30,000	817,827
Repayments of long-term borrowings and debt	(942,524)	(249,452)
Dividends paid	(22,726)	(18,800)
Subscriptions of redeemable noncontrolling interest	53,000	1,714
Redemptions of redeemable noncontrolling interest	(1,831)	(3,657)
Exercised stock options	2,605	9,844
Net change from discontinued financing activities	27	-
Net cash provided by (used in) financing activities	397,438	(190,946)

Effect of exchange rate fluctuations on cash and cash equivalents	81	61

Net decrease in cash and cash equivalents	(81,686)	(85,947)
Cash and cash equivalents at beginning of the period	692,511	789,490
Cash and cash equivalents at end of the period	610,825	703,543

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	46,595	32,849

The accompanying notes are an integral part of these consolidated financial statements (Unaudited).

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

1.	Organization

Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized supranational bank established to finance trade in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and officially initiated operations on January 2, 1979. Under a contract signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.

The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendency of Banks of Panama (the “SBP”).

In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the text of the Law Decree No. 9 of February 26, 1998, modified by the Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.

Bladex Head Office’s subsidiaries are the following:

-	Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. exercises control over Bladex Asset Management Inc., incorporated on May 24, 2006, under the laws of the State of Delaware, USA, used to provide investment management services to Bladex Offshore Feeder Fund and Bladex Capital Growth Fund (see Note 7). In February 2012, Bladex Asset Management Inc. was registered with the Securities and Exchange Commission (“SEC”) as an investment adviser. On September 8, 2009, Bladex Asset Management Inc. was registered as a foreign entity in the Republic of Panama, to establish a branch in Panama, which is mainly engaged in providing administrative and operating services to Bladex Asset Management Inc. in USA.

-	Bladex Offshore Feeder Fund was incorporated on February 21, 2006 under the laws of the Cayman Islands, and invested substantially all its assets in Bladex Capital Growth Fund, which was also incorporated under the laws of the Cayman Islands.

-	Bladex Representacao Ltda., incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representacao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% owned by Bladex Holdings Inc.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

-	Bladex Investimentos Ltda. was incorporated under the laws of Brazil on May 3, 2011. Bladex Head Office owns 99% of Bladex Investimentos Ltda. and Bladex Holdings Inc. owns the remaining 1%. This company has invested substantially all its assets in an investment fund incorporated in Brazil ("the Brazilian Fund") and registered with the Brazilian Securities Commission ("CVM", for its initials in Portuguese). The Brazil Fund is a non-consolidating variable interest entity (see Note 7).

-	The objective of the Brazilian Fund is to achieve capital gains by dealing in the interest, currency, securities, commodities and debt markets, and by trading instruments available in the spot and derivative markets.

-	BLX Brazil Ltd., was incorporated under the laws of the Cayman Islands on October 5, 2010. Bladex Head Office owned 99.80% of BLX Brazil Ltd. In turn, BLX Brazil Ltd. owned 99.9999% of Bladex Asset Management Brazil – Gestora de Recursos Ltda. and Bladex Asset Management Inc. owns the remaining 0.0001%. Bladex Asset Management Brazil – Gestora de Recursos Ltda. was incorporated under the laws of Brazil on January 6, 2011, and provides investment advisory services to Bladex Latam Fundo de Investimento Multimercado. BLX Brazil Ltd. and Bladex Asset Management Brazil – Gestora de Recursos, Ltda. were sold as part of the sale of the asset management unit (see Note 7).

Bladex Head Office has a participation of 56.41% in Alpha4X Feeder Fund (formerly Bladex Offshore Feeder Fund) a fund constituted under the laws of the Cayman Islands, that invests substantially all its assets in Alpha4X Capital Growth Fund (formerly Bladex Capital Growth Fund), which is also incorporated under the laws of the Cayman Islands (see Note 7). Alpha4X Feeder Fund is a variable interest entity (“VIE”), and has been consolidated in these consolidated financial statements. Both funds, Alpha4X Feeder Fund and Alpha4X Capital Growth Fund are registered with the Cayman Island Monetary Authority (“CIMA”), under the Mutual Funds Law of the Cayman Islands. The objective of these Funds is to achieve capital appreciation by investing in Latin American debt securities, stock indexes, currencies, and trading derivative instruments

Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers of the Region. The New York Agency is also licensed by the State of New York Banking Department, USA, to operate an International Banking Facility (“IBF”).

The Bank has representative offices in Buenos Aires, Argentina, in Mexico City, D.F. and Monterrey, Mexico, in Porto Alegre, Brazil, in Lima, Peru, in Bogota, Colombia, and an international administrative office in Miami, Florida, USA.

Bladex Head Office owns 50% of the equity shares of BCG PA LLC, a company incorporated under the laws of the State of Delaware, USA. This company owned “Class C” shares of Bladex Capital Growth Fund, which were sold as part of the sale of the asset management unit (see Note 7). The Class C shares entitled this company to receive a performance allocation on third-party investments in Bladex Offshore Feeder Fund and in Bladex Capital Growth Fund.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

2.	Summary of significant accounting policies

a)	Basis of presentation

These consolidated financial statements have been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”). All amounts presented in the consolidated financial statements and notes are expressed in dollars of the United Stated of America (“US$”), which is the Bank’s functional currency. The accompanying consolidated financial statements have been translated from Spanish to English for users outside of the Republic of Panama.

The Accounting Standards Codification (the “ASC”) issued by the Financial Accounting Standards Board (the “FASB”) constitute the single official source of authoritative, non-governmental GAAP, other than guidance issued by the Securities and Exchange Commission (“SEC”). All other literature is considered non-authoritative.

b)	Principles of consolidation

The consolidated financial statements include the accounts of Bladex Head Office and its subsidiaries. Bladex Head Office consolidates its subsidiaries in which it holds a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. All intercompany balances and transactions have been eliminated for consolidation purposes.

When Bladex holds an interest in investment companies under the “Feeder-Master” structure where the Feeder’s shareholding is diluted and such entity is registered as a mutual fund with a regulatory body, it is considered an investment company. In those cases, the Feeder, and thereby Bladex indirectly, consolidates its participation in the Fund in one line item in the balance sheet, as required by the specialized accounting in the ASC Topic 946 - Financial Services – Investment Companies.

c)	Variable interest entities

Variable interest entities (“VIE”) are entities that have either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest. Investors that finance the VIE through debt or equity interests or other counterparties that provide other forms of support, such as guarantees, or certain types of derivative contracts, are variable interest holders in the entity.

The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The Bank would be deemed to have a controlling financial interest and be the primary beneficiary if it has both of the following characteristics:

-	power to direct the activities of a VIE that most significantly impact the entity’s economic performance; and

-	obligation to absorb losses of the entity that could potentially be significant to the VIE or right to receive benefits from the entity that could potentially be significant to the VIE.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

d)	Equity method

Investments in companies in which Bladex Head Office exercises significant influence, but not control over its financial and operating policies, and holds an equity participation of at least 20% but not more than 50%, are initially accounted for at cost, which is subsequently adjusted to record the participation of the investment in gains (losses) of the investee after the acquisition date.

e)	Specialized accounting for investment companies

Alpha4X Feeder Fund (“Feeder”) and Alpha4X Capital Growth Fund (“Master”) are organized under a “Feeder-Master” structure. Under this structure, the Feeder invests all its assets in the Master which in turn invests in various assets on behalf of its investor. Specialized accounting for investment companies requires the Feeder to reflect its investment in the Master in a single line item equal to its proportionate share of the net assets of the Master, regardless of the level of Feeder’s interest in the Master. The Feeder records the Master’s results by accounting for its participation in the net interest income and expenses of the Master, as well as its participation in the realized and unrealized gains or losses of the Master (see Note 7).

As permitted by ASC Topic 810-10-25-15 – Consolidation, when Bladex consolidates its investment in the Feeder, it retains the specialized accounting for investment companies applied by the Feeder in the Master, reporting it within the “Investment funds” line item in the consolidated balance sheet, and presenting the third party investments in the Feeder in the “Redeemable noncontrolling interest” line item between liabilities and stockholders’ equity. The Bank reports interest income and expense from the Master in the Investment funds line item within interest income and expense, realized and unrealized gains and losses in the “Net gain (loss) from investment fund trading” line item, and expenses from the Master are reported in “Expenses from the investment funds” line item in the consolidated statements of income.

f)	Use of estimates

The preparation of the consolidated financial statements requires Management to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Material estimates that are particularly susceptible to significant changes relate to the determination of the allowances for credit losses, impairment of securities available-for-sale and held-to-maturity, and the fair value of financial instruments. Actual results could differ from those estimates. Management believes these estimates are adequate.

g)	Cash equivalents

Cash equivalents include demand deposits in banks and interest-bearing deposits in banks with original maturities of three months or less, excluding pledged deposits.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

h)	Repurchase agreements

Repurchase agreements are generally treated as collateralized financing transactions. When the criteria set forth in the following paragraph are met to account for the transaction as secured financing, the transaction is recorded at the amounts at which the securities will be subsequently reacquired including interest paid, as specified in the respective agreements. Interest is recognized in the consolidated statement of income over the life of the transaction. The fair value of securities to be repurchased is continuously monitored, and additional collateral is obtained or provided where appropriate, to protect against credit exposure.

The Bank’s policy is to relinquish possession of the securities sold under agreements to repurchase. Despite such relinquishment of possession, repurchase agreements qualify as secured financings if and only if all of the following conditions are met: the repurchase agreement must grant the transferor the right and obligation to repurchase or redeem the transferred financial assets; the assets to be repurchased are the same or substantially the same as those transferred; the agreement is to repurchase or redeem them before maturity, at a fixed and determinable price; and the agreement is entered into concurrently at the transfer date.

When repurchase agreements do not meet the above-noted conditions, they qualify as sales of securities, for which the related security is removed from the balance sheet and a forward purchase agreement is recognized for the obligation to repurchase the security. Changes in fair value of the forward purchase agreement as well as any gain or loss resulting from the sale of securities under repurchase agreements are reported in earnings of the period within net gain (loss) from trading securities.

i)	Trading assets and liabilities

Trading assets and liabilities include bonds acquired for trading purposes, and receivables (unrealized gains) and payables (unrealized losses) related to derivative financial instruments which are not designated as hedges or which do not qualify for hedge accounting. These amounts include the derivative assets and liabilities net of cash received or paid, respectively, under legally enforceable master netting agreements.

Trading assets and liabilities are carried at fair value. Unrealized and realized gains and losses on trading assets and liabilities are recorded in earnings as net gain (loss) from trading securities.

j)	Investment securities

Securities are classified at the date of purchase based on the ability and intent to sell or hold them as investments. These securities consist of debt securities such as: negotiable commercial paper, bonds and floating rate notes.

Interest on securities is recognized based on the interest method. Amortization of premiums and discounts are included in interest income as an adjustment to the yield.

Securities available-for-sale

These securities consist of debt instruments that the Bank buys with the intention of selling them prior to maturity and are subject to the same approval criteria as the rest of the credit portfolio. These securities are carried at fair value. Unrealized gains and losses are reported as net increases or decreases to other comprehensive income (loss) (OCI) in stockholders’ equity until they are realized. Realized gains and losses from the sale of securities which are included in net gain on sale of securities are determined using the specific identification method.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Securities held-to-maturity

Securities classified as held-to-maturity represent securities that the Bank has the ability and the intent to hold until maturity. These securities are carried at amortized cost and are subject to the same approval criteria as the rest of the credit portfolio.

Impairment of securities

The Bank conducts periodic reviews of all securities with unrealized losses to evaluate whether the impairment is other-than-temporary. Impairment of securities is evaluated considering numerous factors, and their relative significance varies case by case. Factors considered in determining whether unrealized losses are temporary include: the length of time and extent to which the fair value has been less than cost, the severity of the impairment, the cause of the impairment and the financial condition of the issuer, activity in the market of the issuer which may indicate adverse credit conditions, the intent and ability of the Bank to retain the security for a sufficient period of time to allow of an anticipated recovery in the fair value (with respect to equity securities) and the intent and probability of the Bank to sell the security before the recovery of its amortized cost (with respect to debt securities). If, based on the analysis, it is determined that the impairment is other-than-temporary, the security is written down to its fair value, and a loss is recognized through earnings as impairment loss on assets.

In cases where the Bank does not intend to sell a debt security and estimates that it will not be required to sell the security before the recovery of its amortized cost basis, the Bank periodically estimates if it will recover the amortized cost of the security through the present value of expected cash flows. If the present value of expected cash flows is less than the amortized cost of the security, it is determined that an other-than-temporary impairment has occurred. The amount of this impairment representing credit loss is recognized through earnings and the residual of the other-than-temporary impairment related to non-credit factors is recognized in other comprehensive income (loss).

In periods subsequent to the recognition of the other-than-temporary impairment, the difference between the new amortized cost and the expected cash flows to be collected is accreted as interest income. The present value of the expected cash flows is estimated over the life of the debt security.

The other-than-temporary impairment of securities held-to-maturity that has been recognized in other comprehensive income (loss) is accreted to the amortized cost of the debt security prospectively over its remaining life.

Interest accrual is suspended on securities that are in default, or on which it is likely that future interest payments will not be received as scheduled.

k)	Investment Funds

The investment funds line includes the net value of the Feeder and the net value of Bladex investment in the Brazilian Fund. The Feeder records its investment in the Master at fair value, which is the Feeder’s proportionate interest in the net assets of the Master. The Master invests in trading assets and liabilities that are carried at fair value. The Master reports trading gains and losses from negotiation of these instruments as realized and unrealized gains and losses on investments (see Note 7).

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

l)	Other investments

Other investments that mainly consist of unlisted stock are recorded at cost and are included in other assets. The Bank determined that it is not practicable to obtain the fair value of these investments, as these shares are not traded in a secondary market. Performance of these investments is evaluated periodically and declines that are determined to be other-than-temporary are charged to earnings as impairment on assets.

m)	Loans

Loans are reported at their amortized cost considering the principal outstanding amounts net of unearned income, deferred fees and allowance for loan losses. Interest income is recognized using the interest method. The amortization of net unearned income and deferred fees are recognized as an adjustment to the related loan yield using the effective interest method.

Purchased loans are recorded at acquisition cost. The difference between the principal and the acquisition cost of loans, the premiums and discounts, is amortized over the life of the loan as an adjustment to the yield. All other costs related to acquisition of loans are expensed when incurred.

The Bank identifies loans as delinquent when no debt service and/or interest payment has been received for 30 days after such payments were due. The outstanding balance of a loan is considered past due when the total principal balance with one single balloon payment has not been received within 30 days after such payment was due, or when no agreed-upon periodical payment has been received for a period of 90 days after the agreed-upon date.

Loans are placed in a non-accrual status when interest or principal is overdue for 90 days or more, or before if the Bank’s Management believes there is an uncertainty with respect to the ultimate collection of principal or interest. Any interest receivable on non-accruing loans is reversed and charged-off against earnings. Interest on these loans is only recorded as earned when collected. Non-accruing loans are returned to an accrual status when (1) all contractual principal and interest amounts are current; (2) there is a sustained period of repayment performance in accordance with the contractual terms of at least six months; and (3) if in the Bank Management’s opinion the loan is fully collectible.

A modified loan is considered a troubled debt restructuring when the debtor is experiencing financial difficulties and if the restructuring constitutes a concession to the debtor. A concession may include modification of terms such as an extension of maturity date, reduction in the stated interest rate, rescheduling of future cash flows, and reduction in the face amount of the debt or reduction of accrued interest, among others. Marketable securities received in exchange for loans under troubled debt restructurings are initially recorded at fair value, with any gain or loss recorded as a recovery or charge to the allowance, and are subsequently accounted for as securities available-for-sale.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

A loan is considered impaired, and also placed on a non-accrual basis, when based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to original contractual terms of the loan agreement. Factors considered by the Bank’s Management in determining impairment include collection status, collateral value, and economic conditions in the borrower’s country of residence. Impaired loans also include those modified loans considered troubled debt restructurings. When current events or available information confirm that specific impaired loans or portions thereof are uncollectible, such impaired loans are charged-off against the allowance for loan losses.

The reserve for losses on impaired loans is determined considering all available evidence, including the present value of expected future cash flows discounted at the loan's original contractual interest rate and/or the fair value of the collateral, if applicable. If the loan’s repayment is dependent on the sale of the collateral, the fair value considers costs to sell.

The Bank maintains a system of internal credit quality indicators. These indicators are assigned depending on several factors which include: profitability, quality of assets, liquidity and cash flows, capitalization and indebtedness, economic environment and positioning, regulatory framework and/or industry, sensitivity scenarios and the quality of debtor’s management and shareholders. A description of these indicators is as follows:

Rating	Classification	Description
1 to 6	Normal	Clients with payment ability to satisfy their financial commitments.

7	Special Mention	Clients exposed to systemic risks specific to the country or the industry in which they are located, facing adverse situations in their operation or financial condition. At this level, access to new funding is uncertain.

8	Substandard	Clients whose primary source of payment (operating cash flow) is inadequate and who show evidence of deterioration in their working capital that does not allow them to satisfy payments on the agreed terms, endangering recovery of unpaid balances.

9	Doubtful	Clients whose operating cash flow continuously shows insufficiency to service the debt on the originally agreed terms. Due to the fact that the debtor presents an impaired financial and economic situation, the likelihood of recovery is low.

10	Unrecoverable	Clients with operating cash flow that does not cover their costs, are in suspension of payments, presumably they will also have difficulties to fulfill possible restructuring agreements, are in a state of insolvency, or have filed for bankruptcy, among others.

In order to maintain a periodical monitoring of the quality of the portfolio, loans with ratings between 1 and 5 are reviewed annually, ratings 6 are reviewed semi-annually, and those with ratings above 6 are reviewed quarterly.

The Bank's lending portfolio is summarized in the following segments: corporations, sovereign, middle-market companies and banking and financial institutions. The distinction between corporations and middle-market companies depends on the client’s level of annual sales in relation to the country risk, among other criteria. Except for the sovereign segment, segments are broken down into state-owned and private.

The Bank's lending policy is applicable to all classes of loans.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

n)	Transfer of financial assets

Transfers of financial assets, primarily loans, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank even in bankruptcy or other receivership; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or does not have the right to cause the assets to be returned. Upon completion of a transfer of assets that satisfies the conditions described above to be accounted for as a sale, the Bank recognizes the assets as sold and records in earnings any gain or loss on the sale. The Bank may retain interest in loans sold in the form of servicing rights. Gains or losses on sale of loans depend in part on the carrying amount of the financial instrument involved in the transfer, and its fair value at the date of transfer.

o)	Allowance for credit losses

The allowance for credit losses is provided for losses derived from the credit extension process, inherent in the loan portfolio and off-balance sheet financial instruments, using the reserve method of providing for credit losses. Additions to the allowance for credit losses are made by debiting earnings. Credit losses are deducted from the allowance, and subsequent recoveries are added. The allowance is also decreased by reversals of the allowance back to earnings. The allowance attributable to loans is reported as a deduction of loans and the allowance for off-balance sheet credit risk, such as, letters of credit and guarantees, is reported as a liability.

The allowance for possible credit losses includes an asset-specific component and a formula-based component. The asset-specific component, or specific allowance, relates to the provision for losses on credits considered impaired and measured on a case-by-case basis. A specific allowance is established when the discounted cash flows (or observable fair value of collateral) of the credit is lower than the carrying value of that credit. The formula-based component, or generic allowance, covers the Bank’s performing credit portfolio and is established based in a process that estimates the probable loss inherent in the portfolio, based on statistical analysis and management’s qualitative judgment. The statistical calculation is a product of internal risk classifications, probabilities of default and loss given default. The probability of default is supported by Bladex’s historical portfolio performance complemented by probabilities of default provided by external sources, in view of the greater robustness of this external data for some cases. The loss given default is based on Bladex’s historical losses experience and best practices. The reserve balances, for both on and off-balance sheet credit exposures, are calculated applying the following formula:

Reserves = ∑(E x PD x LGD); where:

-	Exposure (E) = the total accounting balance (on and off-balance sheet) at the end of the period under review.

-	Probabilities of Default (PD) = one-year probability of default applied to the portfolio. Default rates are based on Bladex’s historical portfolio performance per rating category, complemented by Standard & Poor’s (“S&P”) probabilities of default for categories 6, 7 and 8, in view of the greater robustness of S&P data for such cases.
-	Loss Given Default (LGD) = a factor is utilized, based on historical information, same as based on best practices in the banking industry. Management applies judgment and historical loss experience.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Management can also apply complementary judgment to capture elements of prospective nature or loss expectations based on risks identified in the environment that are not necessarily reflected in the historical data.

The allowance policy is applicable to all classes of loans and off-balance sheet financial instruments of the Bank.

p)	Fees and commissions

Loan origination fees, net of direct loan origination costs, are deferred, and the net amount is recognized as revenue over the contractual term of the loans as an adjustment to the yield. These net fees are not recognized as revenue during periods in which interest income on loans is suspended because of concerns about the realization of loan principal or interest. Underwriting fees are recognized as revenue when the Bank has rendered all services to the issuer and is entitled to collect the fee from the issuer, when there are no contingencies related to the fee. Underwriting fees are recognized net of syndicate expenses. In addition, the Bank recognizes credit arrangement and syndication fees as revenue after satisfying certain retention, timing and yield criteria. Fees received in connection with a modification of terms of a troubled debt restructuring are applied as a reduction of the recorded investment in the loan. Fees earned on letters of credit, guarantees and other commitments are amortized using the straight-line method over the life of such instruments.

q)	Equipment and leasehold improvements

Equipment and leasehold improvements, including the electronic data processing equipment, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are charged to operations using the straight-line method, over the estimated useful life of the related asset. The estimated original useful life for furniture and equipment is 3 to 5 years and for improvements is 3 to 15 years.

The Bank defers the cost of internal-use software that has a useful life in excess of one year in accordance with ASC Topic 350-40 - Intangibles – Goodwill and Other – Internal-Use Software. These costs consist of payments made to third parties related to the use of licenses and installation of both, software and hardware. Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Capitalized internal use software costs are amortized using the straight-line method over their estimated useful lives, generally consisting of 5 years.

r)	Borrowings and debt

Short and long-term borrowings and debt are accounted for at amortized cost.

s)	Capital reserves

Capital reserves are established as a segregation of retained earnings and are, as such, a form of retained earnings. Even though the constitution of capital reserves is not required by the SBP, their reductions require the approval of the Bank’s Board of Directors and the SBP.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

t)	Stock-based compensation and stock options plans

The Bank applies ASC Topic 718 – Compensation - Stock Compensation to account for compensation costs on restricted stock and stock option plans. Compensation cost is based on the grant date fair value of both stock and options and is recognized over the requisite service period of the employee, using the straight-line method. The fair value of each option is estimated at the grant date using a binomial option-pricing model.

When options and stock are exercised, the Bank’s policy is to reissue shares from treasury stock.

u)	Derivative financial instruments and hedge accounting

The Bank uses derivative financial instruments for its management of interest rate and foreign exchange risks. Interest rate swap contracts, cross-currency swap contracts and forward foreign exchange contracts have been used to manage interest rate and foreign exchange risks associated with debt securities and borrowings with fixed rates, and loans and borrowings in foreign currency. These contracts can be classified as fair value and cash flow hedges. In addition, forward foreign exchange contracts are used to hedge exposures to changes in foreign currency in subsidiary companies with functional currencies other than US dollar. These contracts are classified as net investment hedges.

The accounting for changes in value of a derivative depends on whether the contract is for trading purposes or has been designated and qualifies for hedge accounting.

Derivatives held for trading purposes include interest rate swap, cross-currency swap, forward foreign exchange and future contracts used for risk management purposes that do not qualify for hedge accounting. The fair value of trading derivatives is reported as trading assets or trading liabilities, as applicable. Changes in realized and unrealized gains and losses and interest from these trading instruments are included in net gain (loss) from trading securities.

Derivatives for hedging purposes primarily include forward foreign exchange contracts and interest rate swap contracts in US dollars and cross-currency swaps. Derivative contracts designated and qualifying for hedge accounting are reported in the consolidated balance sheet as derivative financial instruments used for hedging - receivable and payable, as applicable, and hedge accounting is applied. In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, as well as how effectiveness will be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. Any ineffectiveness must be reported in current-period earnings.

The Bank discontinues hedge accounting prospectively in the following situations:

1.	It is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item.
2.	The derivative expires or is sold, terminated or exercised.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

3.	The Bank otherwise determines that designation of the derivative as a hedging instrument is no longer appropriate.

The Bank carries all derivative financial instruments in the consolidated balance sheet at fair value. For qualifying fair value hedges, all changes in the fair value of the derivative and the fair value of the item for the risk being hedged are recognized in earnings. If the hedge relationship is terminated, then the fair value adjustment to the hedged item continues to be reported as part of the basis of the item and is amortized to earnings as a yield adjustment. The Bank applies the shortcut method of hedge accounting that does not recognize ineffectiveness in hedges of interest rate swap that meet the requirements of ASC Topic 815-20-25-104. For qualifying cash flow hedges and net investment hedges, the effective portion of the change in the fair value of the derivative is recorded in OCI and recognized in the consolidated statement of income when the hedged cash flows affect earnings. The ineffective portion is recognized in the consolidated statement of income as activities of derivative financial instruments and hedging. If the cash flow hedge relationship is terminated, related amounts in OCI are reclassified into earnings when hedged cash flows occur.

v)	Foreign currency translation

Assets and liabilities of foreign subsidiaries whose local currency is considered their functional currency, are translated into the reporting currency, US dollars, using period-end spot foreign exchange rates. The Bank uses monthly-averaged exchange rates to translate revenues and expenses from local functional currency into US dollars. The effects of those translations adjustments are reported as a component of the Accumulated other comprehensive loss in the stockholders’ equity.

Transactions whose terms are denominated in a currency other than the functional currency, including transactions denominated in local currency of the foreign entity with the US dollar as their functional currency, are recorded at the exchange rate prevailing at the date of the transaction. Assets and liabilities in foreign currency are translated into US dollars using period-end spot foreign exchange rates. The effects of translation of monetary assets and liabilities into US dollars are included in current year’s earnings in the Gain (loss) on foreign currency exchange item.

w)	Income taxes

•	Bladex Head Office is exempted from payment of income taxes in Panama in accordance with the contract signed between the Republic of Panama and Bladex.
•	The Feeder and the Master are not subject to income taxes in accordance with the laws of the Cayman Islands. These companies received an undertaking exempting them from taxation of all future profits until March 7, 2026 for the Feeder and the Fund, and until November 23, 2030 for BLX Brazil Ltd.
•	Bladex Representacao Ltda., Bladex Investimentos Ltda., and Bladex Asset Management Brazil – Gestora de Recursos Ltda. are subject to income taxes in Brazil.
•	The New York Agency and Bladex’s subsidiaries incorporated in USA are subject to federal and local taxation in USA based on the portion of income that is effectively connected with its operations in that country.

Such amounts of income taxes have been immaterial to date.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

x)	Redeemable noncontrolling interest

ASC Topic 810 - Consolidation requires that a noncontrolling interest, previously referred to as a minority interest, in a consolidated subsidiary be reported as a separate component of equity and the amount of consolidated net income specifically attributable to the noncontrolling interest be presented separately, below net income in the consolidated statement of income.

Furthermore, in accordance with ASC 480-10-S99, equity securities that are redeemable at the option of the holder and not solely within the control of the issuer must be classified outside of equity. The terms of third party investments in the consolidated funds contain a redemption clause which allows the holders the option to redeem their investment at fair value.  Accordingly, the Bank presents the noncontrolling interest between liabilities and stockholders’ equity in the consolidated balance sheets.

Net assets of the Feeder and the Brazilian Fund are measured and presented at fair value, given the nature of their net assets (i.e. represented mainly by cash and investments in securities).  Therefore, when calculating the value of the redeemable noncontrolling interest of the Feeder under ASC Topic 810, such amount is already recorded at its fair value and no further adjustments under ASC 480-10-S99 are necessary.

y)	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to Bladex (the numerator) by the weighted average number of common shares outstanding (the denominator) during the year. Diluted earnings per share measure performance incorporating the effect that potential common shares, such as stock options and restricted stock units outstanding during the same period, would have on net earnings per share. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except for the denominator, which is increased to include the number of additional common shares that would have been issued if the beneficiaries of stock purchase options and other stock plans could exercise their options. The number of potential common shares that would be issued is determined using the treasury stock method.

z)	Recently issued accounting standards

At the consolidated balance sheet date, new accounting standards, modifications, interpretations, and updates to standards (“ASU”), applicable to the Bank, have been issued and are not in effect. These standards establish the following:

ASU 2013-05 – Foreign Currency Matters (Topic 830)

The objective of the amendments in this Update is to resolve the diversity in practice about the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary, the parent is required to release any related cumulative translation adjustment into net income.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The amendments in this update clarify that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in a foreign entity, and (2) events that result in an acquirer obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date (sometimes also referred to as a step acquisition). Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events.

This update is effective for annual and interim periods beginning after December 15, 2013. The amendments should be applied prospectively to derecognition events occurring after the effective date. Early adoption is permitted. The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

ASU 2013-07 – Presentation of Financial Statements (Topic 205)

The amendments in this update require an entity to prepare its financial statements using the liquidation basis of accounting when the liquidation is imminent. In addition, the guidance provides principles for the recognition and measurement of assets and liabilities and requirements for financial statements prepared using the liquidation basis of accounting.

The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein.  Entities should apply the requirements prospectively from the day that liquidation becomes imminent.  Early adoption is permitted.  The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

ASU 2013-08 – Financial Services – Investment Companies (Topic 946)

The amendments in this update affect the scope, measurement, and disclosure requirements for investment companies under U.S. GAAP. The amendments in this update change the assessment of whether an entity is an investment company by developing a new two-tiered approach for that assessment, which requires an entity to possess certain fundamental characteristics while allowing judgment in assessing other typical characteristics. The new approach requires an entity to assess all of the characteristics of an investment company and consider its purpose and design to determine whether it is an investment company. These amendments also clarify the characteristics of an investment company and provide additional implementation guidance for that assessment.

This update is effective for annual and interim periods beginning after December 15, 2013. Early application is prohibited. The Bank does not anticipate any material impact on its financial statement upon adoption of this update.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

3.	Sale of the asset management unit and discontinued operations

On April 2, 2013, the Bank reached a definitive agreement to sale its asset management unit (the “Management Unit”) to Alpha4X Asset Management, LLC and related companies (“Alpha4X”). Alpha 4X Asset Management, LLC is a company majority-owned by former executives of the Management Unit (see Note 7).

The sale resulted in a gain of $455 thousand, which is reported in net gain (loss) from discontinued operations in the consolidated statements of income. The Bank applied discontinued operations accounting to the operations of the Management Unit in accordance with ASC Topic 205-20 – Presentation of Financial Statements – Discontinued Operations. Amounts reported in the consolidated financial statements of income and cash flows for the three and six months ended June 30, 2012 have been reclassified to conform to the presentation of discontinued operations in the three and six months ended June 30, 2013. The reclassification of amounts in the consolidated statements of cash flows for the three and six months ended June 30, 2012 did not affect the totals of operating, investing and financing activities.

The following table summarizes the operating results of the discontinued operations:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US$)	2013	2012	2013	2012

Other income:
Fees and commissions (1)	-	747	610	1,450
Other income	455	5	468	18
	455	752	1,078	1,468
Operating expenses:
Salaries and other employee expenses	69	403	373	805
Depreciation and amortization	3	6	8	12
Professional services	303	137	462	428
Maintenance and repairs	-	2	1	3
Other operating expenses	57	362	238	681
Total operating expenses	432	910	1,082	1,929
Net loss from discontinued operations	23	(158)	(4)	(461)

(1) Includes management fees from investment funds for $567 thousand, and $1,402 thousand in the six months ended June 30, 2013 and 2012, respectively.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

4.	Cash and cash equivalents

Cash and cash equivalents are as follows:

	June 30,	December 31,
(In thousands of US$)	2013	2012

Cash and due from banks	1,940	6,718
Interest-bearing deposits in banks	624,308	700,312
Total	626,248	707,030
Less:
Pledged deposits	15,423	14,519
	610,825	692,511

On June 30, 2013 and December 31, 2012, the New York Agency had a pledged deposit with a carrying value of $3.0 million with the New York State Banking Department, as required by law since March 1994. As of June 30, 2013 and December 31, 2012, the Bank had pledged deposits with a carrying value of $12.4 million and $11.5 million, respectively, to secure derivative financial instruments transactions and repurchase agreements.

5.	Trading assets and liabilities

The fair value of trading assets and liabilities is as follows:

	June 30,	December 31,
(In thousands of US$)	2013	2012

Trading assets:
Sovereign bonds	-	5,146
Cross-currency swaps	-	49
Forward foreign exchange	-	50
Future contracts	-	20
Total	-	5,265

Trading liabilities:
Interest rate swaps	-	100
Cross-currency interest rate swaps	9,993	32,182
Forward foreign exchange	-	22
Total	9,993	32,304

Sovereign bonds outstanding as of December 31, 2012, generated gains of $0.1 million, which were recorded in earnings. As of December 31, 2012, bonds with a carrying value of $1.3 million, secured derivative financial instruments transactions.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

During the three and six months ended June 30, 2013 and 2012, the Bank recognized the following gains and losses related to trading derivative financial instruments:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US$)	2013	2012	2013	2012

Interest rate swaps	64	46	61	(105)
Cross-currency swaps	-	-	67	-
Cross-currency interest rate swaps	(1,552)	432	3,242	8,784
Forward foreign exchange	(77)	515	(92)	481
Future contracts	-	149	191	394
Total	(1,565)	1,142	3,469	9,554

These amounts are reported in the Net gain from trading securities and Net gain from investment funds trading lines in the consolidated statements of income.

In addition to the trading derivative financial instruments, the Bank has hedging derivative financial instruments that are disclosed in Note 16.

As of June 30, 2013 and December 31, 2012, trading derivative liabilities include interest rate swap and cross-currency interest rate swap contracts that were previously designated as fair value hedges which hedge accounting was discontinued during 2012. Adjustments to the carrying value of the hedged underlying transactions are amortized in the interest expense line over the remaining term of these transactions. Changes in the fair value of these derivative instruments after discontinuation of fair value hedge accounting are recorded in Net gain (loss) from trading securities.

As of June 30, 2013 and December 31, 2012, information on the nominal amounts of derivative financial instruments held for trading purposes is as follows:

	June 30, 2013			December 31, 2012
(In thousands of US$)	Nominal	Fair Value		Nominal	Fair Value
	Amount	Asset	Liability	Amount	Asset	Liability

Interest rate swaps	-	-	-	35,291	-	100
Cross-currency interest rate swaps	49,321	-	9,993	155,081	49	32,182
Forward foreign exchange	-	-	-	7,152	50	22
Future contracts	-	-	-	6,896	20	-
Total	49,321	-	9,993	204,420	119	32,304

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

6.	Investment securities

Securities available-for-sale

The amortized cost, related unrealized gross gain (loss) and fair value of securities available-for-sale by country risk and type of debt, are as follows:

	June 30, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	52,820	69	1,480	51,409
Colombia	41,624	38	1,965	39,697
Chile	16,828	-	925	15,903
Honduras	6,619	56	-	6,675
Panama	7,177	-	125	7,052
Peru	24,569	-	1,138	23,431
Venezuela	25,867	-	2,005	23,862
	175,504	163	7,638	168,029

Sovereign debt:
Brazil	40,093	1,305	727	40,671
Colombia	26,364	-	1,093	25,271
Chile	9,971	-	681	9,290
Mexico	56,501	1,273	3,002	54,772
Panama	29,981	1,135	618	30,498
Trinidad and Tobago	4,749	-	298	4,451
	167,659	3,713	6,419	164,953

Total	343,163	3,876	14,057	332,982

	December 31, 2012
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Brazil	13,581	158	-	13,739
Colombia	986	60	-	1,046
Chile	1,967	87	-	2,054
Peru	530	17	-	547
	17,064	322	-	17,386

Sovereign debt:
Brazil	28,783	1,965	-	30,748
Colombia	15,489	-	199	15,290
Chile	1,061	1	-	1,062
Honduras	15,986	224	-	16,210
Mexico	20,553	1,779	-	22,332
Panama	37,845	1,828	-	39,673
Venezuela	39,548	801	33	40,316
	159,265	6,598	232	165,631

Total	176,329	6,920	232	183,017

As of June 30, 2013 and December 31, 2012, securities available-for-sale with a carrying value of $234.2 million and $152.3 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table discloses those securities that have had unrealized losses for less than 12 months and for 12 months or longer:

	June 30, 2013
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Corporate debt	150,243	7,638	-	-	150,243	7,638
Sovereign debt	77,833	6,159	15,923	260	93,756	6,419
	228,076	13,797	15,923	260	243,999	14,057

	December 31, 2012
(In thousands of US$)	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses

Sovereign debt	10,188	79	10,009	153	20,197	232
	10,188	79	10,009	153	20,197	232

Gross unrealized losses are related mainly to changes in market interest rates and other market factors, and not due to underlying credit concerns by the Bank about the issuers.

The following table presents the realized gains and losses on sale of securities available-for-sale:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US$)	2013	2012	2013	2012

Gains	846	1,724	962	6,141
Losses	-	-	(1)	(111)
Net	846	1,724	961	6,030

The amortized cost and fair value of securities available-for-sale by contractual maturity as of June 30, 2013, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	17,058	17,128
After 1 year but within 5 years	184,346	184,796
After 5 years but within 10 years	141,759	131,058
	343,163	332,982

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Securities held-to-maturity

The amortized cost, related unrealized gross gain (loss) and fair value of securities held-to-maturity by country risk and type of debt are as follows:

	June 30, 2013
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Honduras	4,202	22	-	4,224
Panama	15,721	2	51	15,672
	19,923	24	51	19,896

Sovereign debt:
Colombia	13,009	-	81	12,928

Total	32,932	24	132	32,824

	December 31, 2012
(In thousands of US$)	Amortized Cost	Unrealized Gross Gain	Unrealized Gross Loss	Fair Value
Corporate debt:
Panama	12,660	-	-	12,660

Sovereign debt:
Colombia	13,011	4	3	13,012
Honduras	6,442	9	19	6,432
Panama	2,000	45	-	2,045
	21,453	58	22	21,489

Total	34,113	58	22	34,149

Securities that show gross unrealized losses have had losses for less than 12 months. These losses are related mainly to changes in market interest rates and other market factors and not due to underlying credit concerns by the Bank about the issuers; therefore, such losses are considered temporary.

The amortized cost and fair value of securities held-to-maturity by contractual maturity as of June 30, 2013, are shown in the following table:

(In thousands of US$)	Amortized Cost	Fair Value

Due within 1 year	13,660	13,662
After 1 year but within 5 years	19,272	19,162
	32,932	32,824

As of June 30, 2013 and December 31, 2012, securities held-to-maturity with a carrying value of $15.1 million and $19.4 million, respectively, were pledged to secure repurchase transactions accounted for as secured financings.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

7.	Investment funds

Until March 31, 2013, the Bank had an interest in two investment funds: Bladex Offshore Feeder Fund (98.74%) and Bladex Latam Fundo de Investimento Multimercado (92.38%). Prior to the sale of the Management Unit, the Bank consolidated these funds following applicable consolidation guidance.

The Bank determined that Bladex Offshore Feeder Fund was evaluated under the requirements of ASC 810-10 - Consolidation prior to the implementation of Statement of Financial Accounting Standards (“SFAS”) 167 (FIN 46 (R) (ASU 2009-17 - Consolidation of Variable Interest Entities), because this fund met the deferral criteria in ASU 2010-10 "Amendments for Certain Investment Funds”. Prior consolidation guidance required that a VIE be consolidated by the party that will absorb a majority of the entity’s expected losses or residual returns, or both.

Bladex Latam Fundo de Investimento Multimercado, a VIE, was consolidated line by line following the consolidation accounting policy of VIEs described in Note 2 (c).

As described in Note 3, on April 2, 2013, the Bank reached a definitive agreement to sell the Management Unit. The sale agreement included, among others, the transfer of the Bank's participation in BLX Brazil Ltd. and Bladex Asset Management Brazil – Gestora de Recursos Ltda., the termination of the investment advisory contracts between Bladex Asset Management Inc. and Bladex Offshore Feeder Fund and Bladex Capital Growth Fund, and the change of name of Bladex Offshore Feeder Fund to Alpha4X Offshore Feeder Fund, of Bladex Capital Growth Fund to Alpha4X Capital Growth Fund, and of Bladex Latam Fundo de Investimento Multimercado to Alpha4X Latam Fundo de Investimento Multimercado.

With the sale of the Management Unit, the Bank deconsolidated Bladex Latam Fundo de Investimento Multimercado because it ceased to be the primary beneficiary of that VIE. The deconsolidation of this fund affected the balance of the redeemable noncontrolling interest. Since the date of sale of the Management Unit, the Bank's investment in Alpha4X Latam Fundo de Investimento Multimercado is adjusted to record the Bank's participation in the profits and losses of that fund in the Net gain from investment funds trading line.

The Bank continues consolidating its investment in Alpha4X Feeder Fund, following the previous consolidation guide for VIEs applied to former Bladex Offshore Feeder Fund. At June 30, 2013, the Bank has a participation of 56.41% in that fund. As disclosed in Note 2 (e), when consolidating the Feeder, the Bank retains the specialized accounting for investment companies applied by the Feeder in the Master.

The following table summarizes the balances of investments in invesment funds:

(In thousands of US$)	June 30,	December 31,
	2013	2012

Bladex Offshore Feeder Fund	-	105,888
Alpha4X Feeder Fund	127,411	-
Alpha4X Latam Fundo de Investimento Multimercado	6,077	-
	133,488	105,888

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

8.	Loans

The following table set forth details of the Bank’s loan portfolio:

(In thousands of US$)	June 30,	December 31,
	2013	2012
Corporations:
Private	2,417,735	2,202,613
State-owned	782,581	538,638
Banking and financial institutions:
Private	1,657,231	1,775,938
State-owned	477,703	416,085
Middle-market companies:
Private	693,783	681,912
Sovereign	556	100,370
Total	6,029,589	5,715,556

The composition of the loan portfolio by industry is as follows:

(In thousands of US$)	June 30,	December 31,
	2013	2012

Banking and financial institutions	2,134,934	2,192,023
Industrial	1,056,124	1,108,223
Oil and petroleum derived products	1,030,359	894,368
Agricultural	973,305	853,377
Services	339,815	210,925
Mining	6,364	22,122
Sovereign	556	100,370
Others	488,132	334,148
Total	6,029,589	5,715,556

Loans classified by debtor’s credit quality indicators are as follows:

(In thousands of US$)	June 30, 2013
			Banking and financial		Middle-market
Rating (1)	Corporations		institutions		companies
	Private	State-owned	Private	State-owned	Private	Sovereign	Total
1-6	2,417,735	782,581	1,657,231	477,703	693,783	556	6,029,589
7	-	-	-	-	-	-	-
8	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,417,735	782,581	1,657,231	477,703	693,783	556	6,029,589

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US$)	December 31, 2012
			Banking and financial		Middle-market
Rating (1)	Corporations		institutions		companies
	Private	State-owned	Private	State-owned	Private	Sovereign	Total
1-6	2,202,613	538,638	1,775,938	416,085	681,912	100,370	5,715,556
7	-	-	-	-	-	-	-
8	-	-	-	-	-	-	-
9	-	-	-	-	-	-	-
10	-	-	-	-	-	-	-
Total	2,202,613	538,638	1,775,938	416,085	681,912	100,370	5,715,556

(1)	Current ratings as of June 30, 2013 and December 31, 2012, respectively.

The remaining loan maturities are summarized as follows:

(In thousands of US$)	June 30,	December 31,
	2013	2012
Current:
Up to 1 month	900,635	1,155,222
From 1 month to 3 months	1,399,510	1,475,201
From 3 months to 6 months	1,110,785	962,377
From 6 months to 1 year	1,202,467	752,822
From 1 year to 2 years	573,619	662,511
From 2 years to 5 years	830,027	692,884
More than 5 years	12,394	14,539
	6,029,437	5,715,556

Delinquent	152	-
Total	6,029,589	5,715,556

As of June 30, 2013 and December 31, 2012, there were no impaired loans.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table provides a breakdown of loans by country risk:

(In thousands of US$)	June 30,	December 31,
	2013	2012
Country:
Argentina	262,644	222,159
Belgium	33,878	30,692
Brazil	1,781,581	1,773,401
Chile	349,757	309,712
Colombia	537,418	450,037
Costa Rica	415,856	196,857
Dominican Republic	234,020	110,688
Ecuador	105,338	173,782
El Salvador	54,770	66,013
France	1,740	59,501
Guatemala	234,902	273,051
Honduras	54,020	70,701
Jamaica	31,753	9,772
Mexico	570,592	495,954
Netherlands	112,636	77,336
Nicaragua	10,415	10,169
Panama	183,909	277,144
Paraguay	32,741	27,060
Peru	662,329	841,032
Spain	-	9,695
Trinidad and Tobago	193,290	119,347
United States of America	-	2,925
Uruguay	166,000	108,528
	6,029,589	5,715,556

The fixed and floating interest rate distribution of the loan portfolio is as follows:

(In thousands of US$)	June 30,	December 31,
	2013	2012

Fixed interest rates	3,184,742	3,282,876
Floating interest rates	2,844,847	2,432,680
	6,029,589	5,715,556

As of June 30, 2013 and December 31, 2012, 84% and 92%, respectively, of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days.

At June 30, 2013 and December 31, 2012, the Bank did not have loans in non-accrual status.

Banco Latinoamericano de Comercio Exterior, S. A.

  and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Following is an analysis of loans in non-accrual status with impaired balance:

(In thousands of US$)	June 30, 2013				Three months ended June 30, 2013	Six months ended June 30, 2013
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized	Interest income recognized
With an allowance recorded
Private corporations	-	-	-	-	-	-
Total	-	-	-	-	-	-

(In thousands of US$)	December 31, 2012				Three months ended June 30, 2012	Six months ended June 30, 2012
	Recorded investment	Unpaid principal balance	Related allowance	Average principal loan balance	Interest income recognized	Interest income recognized
With an allowance recorded
Private corporations	-	-	-	-	540	1,057
Total	-	-	-	-	540	1,057

As of June 30, 2013 and December 31, 2012, there were no impaired loans without related allowance.

As of June 30, 2013 and December 31, 2012, the Bank did not have any troubled debt restructurings.

The following table presents an aging analysis of the loan portfolio:

(In thousands of US$)	June 30, 2013
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	-	3,200,316	3,200,316
Banking and financial institutions	-	-	-	-	-	-	2,134,934	2,134,934
Middle-market companies	-	-	-	-	-	152	693,631	693,783
Sovereign	-	-	-	-	-	-	556	556
Total	-	-	-	-	-	152	6,029,437	6,029,589

(In thousands of US$)	December 31, 2012
	91-120 days	121-150 days	151-180 days	Greater than 180 days	Total Past Due	Delinquent	Current	Total Loans
Corporations	-	-	-	-	-	-	2,741,251	2,741,251
Banking and financial institutions	-	-	-	-	-	-	2,192,023	2,192,023
Middle-market companies	-	-	-	-	-	-	681,912	681,912
Sovereign	-	-	-	-	-	-	100,370	100,370
Total	-	-	-	-	-	-	5,715,556	5,715,556

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

As of June 30, 2013 and December 31, 2012, the Bank has credit transactions in the normal course of business with 26% and 29%, respectively, of its Class “A” and “B” stockholders. All transactions are made based on arm’s-length terms and subject to prevailing commercial criteria and market rates and are subject to all of the Bank’s Corporate Governance and control procedures. As of June 30, 2013 and December 31, 2012, approximately 12% and 18%, respectively, of the outstanding loan portfolio is placed with the Bank’s Class “A” and “B” stockholders and their related parties. As of June 30, 2013, the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no Class “A” or “B” shareholder was the registered owner of more than 3.5% of the total outstanding shares of the voting capital stock of the Bank.

During the six months ended June 30, 2013 and 2012, the Bank sold loans with a book value of $20.5 million and $2.2 million, respectively.

9.	Allowance for credit losses

The Bank classifies the allowance for credit losses into two components:

a)	Allowance for loan losses:

Following tables disclose the activity in the allowance for loan losses during the three and six month periods ended June 30, 2013 and 2012:

(In thousands of US$)	Three months ended June 30, 2013
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	34,747	24,784	11,122	155	70,808
Provision (reversal of provision) for loan losses	(461)	544	(2,582)	(152)	(2,651)
Loan recoveries and other	-	(1)	-	-	(1)
Loans written-off	-	-	-	-	-
Balance at end of the period	34,286	25,327	8,540	3	68,156

Components:
Generic allowance	34,286	25,327	8,540	3	68,156
Specific allowance	-	-	-	-	-
Total allowance for loan losses	34,286	25,327	8,540	3	68.156

(In thousands of US$)	Three months ended June 30, 2012
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	45,576	24,610	8,854	170	79,210
Provision (reversal of provision) for loan losses	2,267	1,317	(595)	(73)	2,916
Loan recoveries and other	(2)	26	-	-	24
Loans written-off	-	-	-	-	-
Balance at end of the period	47,841	25,953	8,259	97	82,150

Components:
Generic allowance	38,241	25,953	8,259	97	72,550
Specific allowance	9,600	-	-	-	9,600
Total allowance for loan losses	47,841	25,953	8,259	97	82,150

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(In thousands of US$)	Six months ended June 30, 2013
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	32,488	28,836	10,887	765	72,976
Provision (reversal of provision) for loan losses	1,798	(3,511)	(2,347)	(762)	(4,822)
Loan recoveries and other	-	2	-	-	2
Loans written-off	-	-	-	-	-
Balance at end of the period	34,286	25,327	8,540	3	68,156

Components:
Generic allowance	34,286	25,327	8,540	3	68,156
Specific allowance	-	-	-	-	-
Total allowance for loan losses	34,286	25,327	8,540	3	68,156

(In thousands of US$)	Six months ended June 30, 2012
	Corporations	Banking and financial institutions	Middle- market companies	Sovereign	Total
Balance at beginning of the period	48,865	30,523	8,952	207	88,547
Provision (reversal of provision) for loan losses	4,798	(4,587)	(693)	(110)	(592)
Loan recoveries and other	(2)	17	-	-	15
Loans written-off	(5,820)	-	-	-	(5,820)
Balance at end of the period	47,841	25,953	8,259	97	82,150

Components:
Generic allowance	23,841	25,953	8,259	97	58,150
Specific allowance	24,000	-	-	-	24,000
Total allowance for loan losses	47,841	25,953	8,259	97	82,150

Provision (reversal of provision) of generic allowance for credit losses are mostly related to changes in volume and composition of the credit portfolio. The decrease in the generic allowance for loan losses in 2013 was primarily due to an increased exposure in countries, customers and type of transactions with better ratings and a decreased exposure in those with lower ratings.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Following is a summary of loan balances and reserves for loan losses:

(In thousands of US$)	June 30, 2013
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	34,286	25,327	8,540	3	68,156
Specific allowance	-	-	-	-	-
Total of allowance for loan losses	34,286	25,327	8,540	3	68,156

Loans
Loans with generic allowance	3,200,316	2,134,934	693,783	556	6,029,589
Loans with specific allowance	-	-	-	-	-
Total loans	3,200,316	2,134,934	693,783	556	6,029,589

(In thousands of US$)	December 31, 2012
	Corporations	Banking and financial institutions	Middle-market companies	Sovereign	Total
Allowance for loan losses
Generic allowance	32,488	28,836	10,887	765	72,976
Specific allowance	-	-	-	-	-
Total of allowance for loan losses	32,488	28,836	10,887	765	72,976

Loans
Loans with generic allowance	2,741,251	2,192,023	681,912	100,370	5,715,556
Loans with specific allowance	-	-	-	-	-
Total loans	2,741,251	2,192,023	681,912	100,370	5,715,556

b)	Reserve for losses on off-balance sheet credit risk:

(In thousands of US$)	Three months ended June 30,
	2013	2012
Balance at beginning of the period	7,278	7,984
Provision for losses on off-balance sheet credit risk	5,111	2,002
Balance at end of the period	12,389	9,986

(In thousands of US$)	Six months ended June 30,
	2013	2012
Balance at beginning of the period	4,841	8,887
Provision for losses on off-balance sheet credit risk	7,548	1,099
Balance at end of the period	12,389	9,986

The reserve for losses on off-balance sheet credit risk reflects the Bank’s Management estimate of probable losses on off-balance sheet credit risk items such as: confirmed letters of credit, stand-by letters of credit, guarantees and credit commitments (see Note 15). The 2013’s increase in the reserve for losses on off-balance sheet credit risk was primarily due to changes in volume, composition, and risk profile of the portfolio.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

10.	Deposits

The remaining maturity profile of the Bank’s deposits is as follows:

	June 30,	December 31,
(In thousands of US$)	2013	2012

Demand	62,514	131,875
Up to 1 month	1,373,422	1,194,102
From 1 month to 3 months	669,116	540,619
From 3 months to 6 months	417,648	281,120
From 6 months to 1 year	245,000	152,000
From 1 year to 2 years	6,000	7,000
From 2 years to 5 years	-	10,544
	2,773,700	2,317,260

The following table presents additional information about deposits:

	June 30,	December 31,
(In thousands of US$)	2013	2012

Aggregate amounts of time deposits of $100,000 or more	2,711,186	2,185,277
Aggregate amounts of deposits in offices outside Panama	225,093	229,170
Interest expense paid to deposits in offices outside Panama	680	1,332

11.	Securities sold under repurchase agreements

The Bank’s financing transactions under repurchase agreements amounted to $241.9 million and $158.4 million as of June 30, 2013 and December 31, 2012, respectively.

During the six months ended June 30, 2013 and 2012, interest expense related to financing transactions under repurchase agreements totaled $0.6 million and $0.4 million. These expenses are included in the interest expense – short-term borrowings and debt line in the consolidated statements of income.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

12.	Short-term borrowings and debt

The breakdown of short-term borrowings and debt due to financial institutions, together with contractual interest rates, is as follows:

	June 30,	December 31,
(In thousands of US$)	2013	2012
Borrowings:
At fixed interest rates	1,243,070	1,181,133
At floating interest rates	814,051	267,890
Total borrowings	2,057,121	1,449,023

Debt:
At fixed interest rates	21,000	-
At floating interest rates	110,000	-
Total debt	131,000	-
Total short-term borrowings and debt	2,188,121	1,449,023

Average outstanding balance during the period	1,583,405	967,629

Maximum balance at any month-end	2,188,121	1,449,023

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.45% to 1.84%	0.75% to 1.92%

Range of floating interest rates on borrowings and debt in U.S. dollars	0.73% to 1.37%	1.06% to 1.99%

Fixed interest rate on borrowings in Euros	-	0.70%

Floating interest rate on borrowings in Mexican pesos	4.71%	5.14% to 5.25%

Weighted average interest rate at end of the period	1.18%	1.48%

Weighted average interest rate during the period	1.35%	1.79%

The balances of short-term borrowings and debt by currency, is as follows:

(In thousands of US$)	June 30, 2013	December 31, 2012

Currency
U.S. dollar	2,149,540	1,365,500
Euro	-	39,633
Mexican peso	38,581	43,890
Total	2,188,121	1,449,023

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

13.	Long-term borrowings and debt

Borrowings consist of long-term and syndicated loans obtained from international banks. Debt instruments consist of Euro-Notes and issuances in Latin America. The breakdown of borrowings and long-term debt (original maturity of more than one year), together with contractual interest rates, is as follows:

	June 30,	December 31,
(In thousands of US$)	2013	2012
Borrowings:
At fixed interest rates with due dates from September 2013 to June 2015	25,377	1,435
At floating interest rates with due dates from July 2013 to November 2014	370,685	1,296,785
Total borrowings	396,062	1,298,220
Debt:
At fixed interest rates with due dates from November 2014 to April 2017	442,632	453,373
At floating interest rates with due dates in March 2015	154,322	153,947
Total debt	596,9549	607,320
Total long-term borrowings and debt outstanding	993,016	1,905,540
Average outstanding balance during the period	1,517,818	1,893,580
Maximum outstanding balance at any month-end	1,893,149	2,152,584
Fixed interest rates on debt in U.S. dollars	3.75%	3.75%

Range of floating interest rates on borrowings and debt in U.S. dollars	0.58% to 1.29%	0.68% to 2.40%

Range of fixed interest rates on borrowings in Mexican pesos	9.90%	7.60% to 9.90%

Range of floating interest rates on borrowings and debt in Mexican pesos	4.94% to 5.59%	5.50% to 6.34%

Fixed interest rate on debt in Peruvian nuevos soles	6.50%	6.50%

Weighted average interest rate at the end of the period	3.50%	2.16%

Weighted average interest rate during the period	3.04%	2.74%

The balances of long-term borrowings and debt by currency, is as follows:

(In thousands of US$)	June 30, 2013	December 31, 2012

Currency
U.S. dollar	684,924	1,518,592
Mexican peso	263,879	338,760
Peruvian nuevo sol	44,213	48,188
Total	993,016	1,905,540

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The Bank's funding activities include: (i) Euro Medium Term Note Program (“EMTN”), which may be used to issue notes for up to $2.3 billion, with maturities from 7 days up to a maximum of 30 years, at fixed or floating interest rates, or at discount, and in various currencies. The notes are generally issued in bearer or registered form through one or more authorized financial institutions; (ii) Short-and Long-Term Notes “Certificados Bursatiles” Program (the “Mexico Program”) in the Mexican local market, registered with the Mexican National Registry of Securities maintained by the National Banking and Securities Commission in Mexico (“CNBV”, for its initials in Spanish), for an authorized aggregate principal amount of 10 billion Mexican pesos with maturities from one day to 30 years; (iii) a Program in Peru to issue corporate bonds under a private offer in Peruvian nuevos soles (“PEN”), offered exclusively to institutional investors domiciled in the Republic of Peru, for an maximum aggregate limit of the equivalent of $300 million, with different maturities and interest rate structures.

Some borrowing agreements include various events of default and covenants related to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2013, the Bank was in compliance with all covenants.

The future remaining maturities of long-term borrowings and debt outstanding as of June 30, 2013, are as follows:

(In thousands of US$)
Due in:	Outstanding
2013	82,321
2014	332,954
2015	179,322
2016	-
2017	398,419
993,016

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

14.	Earnings per share

The following table presents a reconciliation of the income and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

(In thousands of US$, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2013	2012	2013	2012

Net income from continuing operations attributable to Bladex stockholders for both basic and diluted EPS	21,700	23,381	38,021	55,905
Net gain (loss) from discontinued operations	23	(158)	(4)	(461)
Net income attributable to Bladex stockholders for both basic and diluted EPS	21,723	23,223	38,017	55,444

Basic earnings per share from continuing operations	0.57	0.62	0.99	1.49
Diluted earnings per share from continuing operations	0.56	0.62	0.99	1.48
Basic income (loss) per share from discontinued operations	0.00	(0.00)	(0.00)	(0.01)
Diluted income (loss) per share from discontinued operations	0.00	(0.00)	(0.00)	(0.01)

Basic earnings per share	0.57	0.61	0.99	1.48
Diluted earnings per share	0.56	0.61	0.99	1.47

Weighted average common shares outstanding - applicable to basic EPS	38,413	37,833	38,316	37,557

Effect of dilutive securities (1):

Stock options and restricted stock units plans	212	242	199	158

Adjusted weighted average common shares outstanding applicable to diluted EPS	38,625	38,075	38,515	37,715

(1) As of June 30, 2013 and 2012, the computation of earnings per share did not exclude any weighted-average options.

15.	Financial instruments with off-balance sheet credit risk

In the normal course of business, to meet the financing needs of its customers, the Bank is party to financial instruments with off-balance sheet credit risk. These financial instruments involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the consolidated balance sheet. Credit risk represents the possibility of loss resulting from the failure of a customer to perform in accordance with the terms of a contract.

The Bank’s outstanding financial instruments with off-balance sheet credit risk were as follows:

	June 30,	December 31,
(In thousands of US$)	2013	2012
Confirmed letters of credit	287,047	106,415
Stand-by letters of credit and guarantees - Commercial risk	64,992	25,167
Credit commitments	184,068	103,294
	536,107	234,876

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

As of Jun 30, 2013, the remaining maturity profile of the Bank’s outstanding financial instruments with off-balance sheet credit risk is as follows:

(In thousands of US$)
Maturities	Amount
Within 1 year	486,328
From 1 to 2 years	11,946
From 2 to 5 years	37,195
After 5 years	638
536,107

As of June 30, 2013 and December 31, 2012 the breakdown of the Bank’s off-balance sheet exposure by country risk is as follows:

(In thousands of US$)	June 30,	December 31,
Country:	2013	2012
Argentina	168,026	-
Bolivia	390	820
Brazil	83,210	23,630
Chile	12,025	6,084
Colombia	39,430	9,098
Costa Rica	29,116	1,000
Dominican Republic	230	1,535
Ecuador	83,233	79,760
El Salvador	1,706	625
Germany	35	-
Guatemala	25,253	180
Honduras	412	562
Mexico	16,672	27,289
Panama	29,766	58,219
Peru	29,801	2,843
United Kingdom	70	-
Uruguay	10,946	-
Venezuela	5,786	23,231
	536,107	234,876

Letters of credit and guarantees

The Bank, on behalf of its client base, advises and confirms letters of credit to facilitate foreign trade transactions. When confirming letters of credit, the Bank adds its own unqualified assurance that the issuing bank will pay and that if the issuing bank does not honor drafts drawn on the credit, the Bank will. The Bank provides stand-by letters of credit and guarantees, which are issued on behalf of institutional customers in connection with financing between its customers and third parties. The Bank applies the same credit policies used in its lending process, and once issued the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the Bank's obligation to make payment in the event of a customer’s contractual default to a third party. Risks associated with stand-by letters of credit and guarantees are included in the evaluation of the Bank’s overall credit risk.

Credit commitments

Commitments to extend credit are binding legal agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and require payment of a fee to the Bank. As some commitments expire without being drawn down, the total commitment amounts do not necessarily represent future cash requirements.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

16.	Derivative financial instruments for hedging purposes

As of June 30, 2013 and December 31, 2012, quantitative information on derivative financial instruments held for hedging purposes is as follows:

	June 30, 2013			December 31, 2012
(In thousands of US$)	Nominal	Fair Value (1)		Nominal	Fair Value (1)
	Amount	Asset	Liability	Amount	Asset	Liability
Fair value hedges:
Interest rate swaps	545,431	2,125	4,820	480,000	8,319	6,600
Cross-currency interest rate swaps	260,038	4,211	3,881	236,866	3,525	4,665
Cash flow hedges:
Interest rate swaps	200,000	-	780	-	-	-
Cross-currency interest rate swaps	126,308	2,162	105	42,001	7,333	23
Forward foreign exchange	62,916	1,338	125	75,733	62	411
Net investment hedges:
Forward foreign exchange	6,139	129	-	6,196	-	48
Total	1,200,832	9,965	9,711	840,796	19,239	11,747

Net gain on the ineffective portion of hedging activities (2)	858			440

(1)	The fair value of assets and liabilities is reported within the derivative financial instruments used for hedging - receivable and payable lines in the consolidated balance sheets, respectively.
(2)	Gains and losses resulting from ineffectiveness and credit risk in hedging activities are reported within the derivative financial instruments and hedging line in the consolidated statements of income.

The gains and losses resulting from activities of derivative financial instruments and hedging recognized in the consolidated statements of income are presented below:

Three months ended June 30, 2013
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(748)
Cross-currency interest rate swaps	(4,761)	Gain (loss) on foreign currency exchange	-	-

Forward foreign exchange	1,717	Interest income – loans	(9)	-
		Interest expense - borrowings	-	-
		Gain (loss) on foreign currency exchange	(1,204)	-
Total	(3,792)		(1,213)	-

Derivatives – net investment hedge
Forward foreign exchange	463	Gain (loss) on foreign currency exchange	-	-
Total	463		-	-

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Three months ended June 30, 2012
(In thousands of US$)	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Cross-currency interest rate swaps	437	Gain (loss) on foreign currency exchange	72	-

Forward foreign exchange	(65)	Interest income – loans	(54)	-
		Interest expense - borrowings	256	-
		Gain (loss) on foreign
		currency exchange	(1,939)	-
Total	372		(1,665)	-

Derivatives – net investment hedge
Forward foreign exchange	401	Gain (loss) on foreign currency exchange	-	-
Total	401		-	-

Six months ended June 30, 2013
(In thousands of US$)
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	(748)
Cross-currency interest rate swaps	(5,200)	Gain (loss) on foreign currency exchange	-	-

Forward foreign exchange	60	Interest income – loans	(30)	-
		Interest expense - borrowings	31	-
		Gain (loss) on foreign currency exchange	(1,492)	-
Total	(5,888)		(1,491)	-

Derivatives – net investment hedge
Forward foreign exchange	351	Gain (loss) on foreign currency exchange	-	-
Total	351		-	-

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Six months ended June 30, 2012
(In thousands of US$)
	Gain (loss) recognized in OCI (effective portion)	Classification of gain (loss)	Gain (loss) reclassified from accumulated OCI to the statements of income (effective portion)	Gain (loss) recognized on derivatives (ineffective portion)
Derivatives – cash flow hedge
Interest rate swaps	217
Cross-currency interest rate swaps	1,416	Gain (loss) on foreign currency exchange	470	-

Forward foreign exchange	(1,121)	Interest income – loans	(125)	-
		Interest expense - borrowings	512	-
		Gain (loss) on foreign currency exchange	(1,596)	-
Total	512		(739)	-

Derivatives – net investment hedge
Forward foreign exchange	195	Gain (loss) on foreign currency exchange	-	-
Total	195		-	-

The Bank recognized in earnings the gain (loss) on derivative financial instruments and the gain (loss) of the hedged asset or liability related to qualifying fair value hedges, as follows:

Three months ended June 30, 2013
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(777)	1,123	346
	Interest income – loans	(4)	60	56
	Interest expense – borrowings and debt	828	(4,050)	(3,222)
	Derivative financial instruments and hedging (ineffectiveness)	(5,690)	5,426	(264)

Cross-currency interest rate swaps	Interest income – loans	(158)	337	179
	Interest expense – borrowings and debt	1,802	(3,167)	(1,365)
	Derivative financial instruments and hedging (ineffectiveness)	(8,932)	10,570	1,638
	Gain (loss) on foreign currency exchange	653	(606)	47
		(12,278)	9,693	(2,585)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Three months ended June 30, 2012
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(720)	1,161	441
	Interest expense – borrowings and debt	445	(3,913)	(3,468)
	Derivative financial instruments and hedging (ineffectiveness)	176	-	176

Cross-currency interest rate swaps	Interest income – loans	(64)	168	104
	Interest expense – borrowings and debt	2,358	(4,749)	(2,391)
	Derivative financial instruments and hedging (ineffectiveness)	1,784	-	1,784
	Gain (loss) on foreign currency exchange	(15,393)	15,450	57
		(11,414)	8,117	(3,297)

Six months ended June 30, 2013
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(1,530)	2,205	675
	Interest income – loans	(5)	74	69
	Interest expense – borrowings and debt	1,512	(8,097)	(6,585)
	Derivative financial instruments and hedging (ineffectiveness)	(6,431)	6,142	(289)

Cross-currency interest rate swaps	Interest income – loans	(256)	548	292
	Interest expense – borrowings and debt	3,731	(6,523)	(2,792)
	Derivative financial instruments and hedging (ineffectiveness)	(2,501)	3,648	1,147
	Gain (loss) on foreign currency exchange	224	(148)	76
		(5,256)	(2,151)	(7,407)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Six months ended June 30, 2012
(In thousands of US$)	Classification in statements of income	Gain (loss) on derivatives	Gain (loss) on hedged item	Net gain (loss)
Derivatives - fair value hedge
Interest rate swaps	Interest income – securities available-for-sale	(1,544)	2,396	852
	Interest expense – borrowings and debt	445	(3,913)	(3,468)
	Derivative financial instruments and hedging (ineffectiveness)	176	-	176

Cross-currency interest rate swaps	Interest income – loans	(73)	182	109
	Interest expense – borrowings and debt	3,924	(7,741)	(3,817)
	Derivative financial instruments and hedging (ineffectiveness)	2,224	-	2,224
	Gain (loss) on foreign currency exchange	604	(837)	(233)
		5,756	(9,913)	(4,157)

For control purposes, derivative instruments are recorded at their nominal amount (“notional amount”) in memorandum accounts. Interest rate swaps are made either in a single currency or cross currency for a prescribed period to exchange a series of interest rate flows, which involve fixed for floating interest payments, and viceversa. The Bank also engages in certain foreign exchange trades to serve customers’ transaction needs and to manage the foreign currency risk. All such positions are hedged with an offsetting contract for the same currency. The Bank manages and controls the risks on these foreign exchange trades by establishing counterparty credit limits by customer and by adopting policies that do not allow for open positions in the credit and investment portfolio. The Bank also uses foreign currency exchange contracts to hedge the foreign exchange risk associated with the Bank’s equity investment in a non-U.S. dollar functional currency foreign subsidiary. Derivative and foreign exchange instruments negotiated by the Bank are executed mainly over-the-counter (OTC). These contracts are executed between two counterparties that negotiate specific agreement terms, including notional amount, exercise price and maturity.

The maximum length of time over which the Bank has hedged its exposure to the variability in future cash flows on forecasted transactions is 7.99 years.

The Bank estimates that approximately $33 thousand of losses reported in OCI as of June 30, 2013 related to forward foreign exchange contracts are expected to be reclassified into interest income as an adjustment to yield of hedged loans during the rest of 2013.

Types of Derivatives and Foreign Exchange Instruments

Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Cross currency swaps are contracts that generally involve the exchange of both interest and principal amounts in two different currencies. The Bank has designated a portion of these derivative instruments as fair value hedges and a portion as cash flow hedges. Forward foreign exchange contracts represent an agreement to purchase or sell foreign currency at a future date at agreed-upon terms. The Bank has designated these derivative instruments as cash flow hedges and net investment hedges.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

In addition to hedging derivative financial instruments, the Bank has derivative financial instruments held for trading purposes that have been disclosed in Note 5.

17.	Accumulated other comprehensive income (loss)

As of June 30, 2013 and 2012 the breakdown of accumulated other comprehensive income (loss) related to investment securities available-for-sale and derivative financial instruments, and foreign currency translation is as follows:

(In thousands of US$)	Securities available- for-sale	Derivative financial instruments	Foreign currency translation adjustment, net of hedges	Total
Balance as of January 1, 2013	933	(368)	(1,295)	(730)
Net unrealized gains (loss) arising from the period	(492)	233	-	(259)
Reclassification adjustment for (gains) loss included in net income (1)	(117)	165	-	48
Foreign currency translation adjustment, net	-	-	(1)	(1)
Other comprehensive income (loss) from the period	(609)	398	(1)	(212)
Balance as of March 31, 2013	324	30	(1,296)	(942)
Net unrealized gains (loss) arising from the period	(12,856)	(2,996)	-	(15,852)
Reclassification adjustment for (gains) loss included in net income (1)	(677)	252	24	(401)
Foreign currency translation adjustment, net	-	-	(207)	(207)
Other comprehensive loss from the period	(13,533)	(2,744)	(183)	(16,460)
Balance as of June 30, 2013	(13,209)	(2,714)	(1,479)	(17,402)

Balance as of January 1, 2012	(1,728)	(640)	(744)	(3,112)
Net unrealized gains arising from the period	7,710	140	-	7,850
Reclassification adjustment for (gains) loss included in net income (1)	(3,841)	(926)	-	(4,767)
Foreign currency translation adjustment, net	-	-	(92)	(92)
Other comprehensive income (loss) from the period	3,869	(786)	(92)	2,991
Balance as of March 31, 2012	2,141	(1,426)	(836)	(121)
Net unrealized gains (loss) arising from the period	(611)	372	-	(239)
Reclassification adjustment for (gains) loss included in net income (1)	(1,934)	1,665	-	(269)
Foreign currency translation adjustment, net	-	-	5	5
Other comprehensive income (loss) from the period	(2,545)	2,037	5	(503)
Balance as of June 30, 2012	(404)	611	(831)	(624)

(1)	Reclassification adjustments include amounts recognized in net income during the current period that had been part of other comprehensive income (loss) in this and previous periods.

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table presents amounts reclassified from other comprehensive income to the net income of the period:

Three months ended June 30, 2013
(In thousands of US$)
Details about accumulated other comprehensive income components	Amount reclassified form accumulated other comprehensive income	Affected line item in the statement where net income is presented
Unrealized gains (losses) on securities available-for-sale:
	1	Interest income – securities available-for-sale
	676	Net gain on sale of securities available-for-sale
677
Gain (loss) on derivative financial instruments:
Forward foreign exchange	(9)	Interest income - loans
	-	Interest expense - borrowings
	(243)	Net gain (loss) on foreign currency exchange
(252)

Loss on foreign currency translation adjustment:	(24)	Net gain (loss) from discontinued operations

Six months ended June 30, 2013
(In thousands of US$)
Details about accumulated other comprehensive income components	Amount reclassified form accumulated other comprehensive income	Affected line item in the statement where net income is presented
Unrealized gains (losses) on securities available-for-sale:
	1	Interest income – securities available-for-sale
	793	Net gain on sale of securities available-for-sale
794
Gain (loss) on derivative financial instruments:
Forward foreign exchange	(30)	Interest income - loans
	31	Interest expense - borrowings
	(419)	Net gain (loss) on foreign currency exchange
(418)

Loss on foreign currency translation adjustment:	(24)	Net gain (loss) from discontinued operations

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Three months ended June 30, 2012
(In thousands of US$)
Details about accumulated other comprehensive income components	Amount reclassified form accumulated other comprehensive income	Affected line item in the statement where net income is presented
Unrealized gains (losses) on securities available-for-sale:
	1,934	Net gain on sale of securities available-for-sale

Gain (loss) on derivative financial instruments:
Forward foreign exchange	(54)	Interest income - loans
	256	Interest expense - borrowings
	(1,867)	Net gain (loss) on foreign currency exchange
(1,665)

Six months ended June 30, 2012
(In thousands of US$)
Details about accumulated other comprehensive income components	Amount reclassified form accumulated other comprehensive income	Affected line item in the statement where net income is presented
Unrealized gains (losses) on securities available-for-sale:
	5,775	Net gain on sale of securities available-for-sale

Gain (loss) on derivative financial instruments:
Forward foreign exchange	(125)	Interest income - loans
	512	Interest expense - borrowings
	(1,126)	Net gain (loss) on foreign currency exchange
(739)

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

18.	Offsetting of financial assets and liabilities

In the ordinary course of business, the Bank enters into derivative financial instrument transactions and securities sold under repurchase agreements under industry standards agreements. Depending on the collateral requirements stated in the contracts, the Bank and counterparties can receive or deliver collateral based on the fair value of the financial instruments transacted between parties. Collateral typically consists of cash deposits and securities. The master netting agreements include clauses that, in the event of default, provide for close-out netting, which allows all positions with the defaulting counterparty to be terminated and net settled with a single payment amount.

The following tables summarize financial assets and liabilities that have been offset in the consolidated balance sheet or are subject to master netting agreements:

a)	Derivative financial instruments - assets

June 30, 2013
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	9,965	-	9,965	-	(350)	9,615

December 31, 2012
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount

Derivative financial instruments	19,385	(27)	19,358	-	(2,950)	16,408

The following table presents the reconciliation of assets that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of June 30, 2013 and December 31, 2012:

(In thousands of US$)	June 30, 2013			December 31, 2012
Description	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet	Gross amounts of assets	Gross amounts offset in the balance sheet	Net amount of assets presented in the balance sheet
Derivative financial instruments:

Trading assets	-	-	-	146	(27)	119

Derivative financial instruments used for hedging - receivable	9,965	-	9,965	19,239	-	19,239

Total derivative financial instruments	9,965	-	9,965	19,385	(27)	19,358

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

b)	Financial liabilities and derivative financial instruments - liabilities

June 30, 2013
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	241,948	-	241,948	(237,624)	(4,324)	-

Derivative financial instruments	19,704	-	19,704	-	(8,098)	11,606

Total	261,652	-	261,652	(237,624)	(12,422)	11,606

December 31, 2012
(In thousands of US$)				Gross amounts not offset in the balance sheet
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount
Securities sold under repurchase agreements	158,374	-	158,374	(157,705)	(669)	-

Derivative financial instrument	44,078	(27)	44,051	-	(10,849)	33,202

Total	202,452	(27)	202,425	(157,705)	(11,518)	33,202

The following table presents the reconciliation of liabilities that have been offset or are subject to master netting agreements to individual line items in the balance sheet as of June 30, 2013 and December 31, 2012:

(In thousands of US$)	June 30, 2013			December 31, 2012
Description	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet	Gross amounts of liabilities	Gross amounts offset in the balance sheet	Net amount of liabilities presented in the balance sheet
Securities sold under repurchase agreements	241,948	-	241,948	158,374	-	158,374

Derivative financial instruments:

Trading liabilities	9,993	-	9,993	32,331	(27)	32,304

Derivative financial instruments used for hedging - payable	9,711	-	9,711	11,747	-	11,747

Total derivative financial instruments	19,704	-	19,704	44,078	(27)	44,051

Banco Latinoamericano de Comercio Exterior, S. A.
and Subsidiaries

Notes to consolidated financial statements (Unaudited)

19.	Fair value of financial instruments

The Bank determines the fair value of its financial instruments using the fair value hierarchy established in ASC Topic 820 - Fair Value Measurements and Disclosure, which requires the Bank to maximize the use of observable inputs (those that reflect the assumptions that market participants would use in pricing the asset or liability developed based on market information obtained from sources independent of the reporting entity) and to minimize the use of unobservable inputs (those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances) when measuring fair value. Fair value is used on a recurring basis to measure assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets and liabilities for impairment or for disclosure purposes. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Bank uses some valuation techniques and assumptions when estimating fair value. The Bank applied the following fair value hierarchy:

Level 1 – Assets or liabilities for which an identical instrument is traded in an active market, such as publicly-traded instruments or futures contracts.

Level 2 – Assets or liabilities valued based on observable market data for similar instruments, quoted prices in markets that are not active; or other observable inputs that can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Assets or liabilities for which significant valuation assumptions are not readily observable in the market; instruments measured based on the best available information, which might include some internally-developed data, and considers risk premiums that a market participant would require.

When determining the fair value measurements for assets and liabilities that are required or permitted to be recorded at fair value, the Bank considers the principal or most advantageous market in which it would transact and considers the assumptions that market participants would use when pricing the asset or liability. When possible, the Bank uses active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Bank uses observable market information for similar assets and liabilities. However, certain assets and liabilities are not actively traded in observable markets and the Bank must use alternative valuation techniques to determine the fair value measurement. The frequency of transactions, the size of the bid-ask spread and the size of the investment are factors considered in determining the liquidity of markets and the relevance of observed prices in those markets.

When there has been a significant decrease in the volume or level of activity for a financial asset or liability, the Bank uses the present value technique which considers market information to determine a representative fair value in usual market conditions.

A description of the valuation methodologies used for assets and liabilities measured at fair value on a recurring basis, including the general classification of such assets and liabilities under the fair value hierarchy is presented below:

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Trading assets and liabilities and securities available-for-sale

Trading assets and liabilities are carried at fair value, which is based upon quoted prices when available, or if quoted market prices are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

Securities available for sale are carried at fair value, based on quoted market prices when available, or if quoted market prices are not available, based on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security.

When quoted prices are available in an active market, available-for-sale securities and trading assets and liabilities are classified in level 1 of the fair value hierarchy. If quoted market prices are not available or they are available in markets that are not active, then fair values are estimated based upon quoted prices of similar instruments, or where these are not available, by using internal valuation techniques, principally discounted cash flows models. Such securities are classified within level 2 of the fair value hierarchy.

Investment funds

The investment funds invest in trading assets and liabilities that are carried at fair value, which is based upon quoted market prices when available. For financial instruments for which quoted prices are not available, the investment funds use independent valuations from pricing providers that use their own proprietary valuation models that take into consideration discounted expected cash flows, using market rates commensurate with the credit quality and maturity of the security. These prices are compared to independent valuations from counterparties.

The investment funds are not traded in an active market and, therefore, representative market quotes are not readily available. Its fair value is adjusted on a monthly basis based on its financial results, its operating performance, its liquidity and the fair value of its long and short investment portfolio that are quoted and traded in active markets. Such investment is classified within level 2 of the fair value hierarchy.

Derivative financial instruments

The valuation techniques and inputs depend on the type of derivative and the nature of the underlying instrument. Exchange-traded derivatives that are valued using quoted prices are classified within level 1 of the fair value hierarchy.

For those derivative contracts without quoted market prices, fair value is based on internal valuation techniques using inputs that are readily observable and that can be validated by information available in the market. The principal technique used to value these instruments is the discounted cash flows model and the key inputs considered in this technique include interest rate yield curves and foreign exchange rates. These derivatives are classified within level 2 of the fair value hierarchy.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The fair value adjustments applied by the Bank to its derivative carrying values include credit valuation adjustments (“CVA”), which are applied to over-the-counter derivative instruments, in which the base valuation generally discounts expected cash flows using the London Interbank Offered Rate (“LIBOR”) interest rate curves. Because not all counterparties have the same credit risk as that implied by the relevant LIBOR curve, a CVA is necessary to incorporate the market view of both, counterparty credit risk and the Bank’s own credit risk, in the valuation.

Own-credit and counterparty CVA is determined using a fair value curve consistent with the Bank’s or counterparty credit rating. The CVA is designed to incorporate a market view of the credit risk inherent in the derivative portfolio. However, most of the Bank’s derivative instruments are negotiated bilateral contracts and are not commonly transferred to third parties. Derivative instruments are normally settled contractually, or if terminated early, are terminated at a value negotiated bilaterally between the counterparties. Therefore, the CVA (both counterparty and own-credit) may not be realized upon a settlement or termination in the normal course of business. In addition, all or a portion of the CVA may be reversed or otherwise adjusted in future periods in the event of changes in the credit risk of the Bank or its counterparties or due to the anticipated termination of the transactions.

Transfer of financial assets

Gains or losses on sale of loans depend in part on the carrying amount of the financial assets involved in the transfer, and its fair value at the date of transfer. The fair value of instruments is determined based upon quoted market prices when available, or are based on the present value of future expected cash flows using information related to credit losses, prepayment speeds, forward yield curves, and discounted rates commensurate with the risk involved.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Financial instruments measured at fair value on a recurring basis by caption on the consolidated balance sheets using the fair value hierarchy are described below:

	June 30, 2013
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	-	-	-	-
Cross-currency swaps	-	-	-	-
Future contracts	-	-	-	-
Total trading assets	-	-	-	-
Securities available-for-sale
Corporate debt	163,752	4,277	-	168,029
Sovereign debt	164,953	-	-	164,953
Total securities available-for-sale	328,705	4,277	-	332,982
Investment fund	-	133,488	-	133,488
Derivative financial instruments used for hedging – receivable
Interest rate swaps	-	2,125	-	2,125
Cross-currency interest rate swaps	-	6,373	-	6,373
Forward foreign exchange	-	1,467	-	1,467
Total derivative financial instruments used for hedging - receivable	-	9,965	-	9,965
Total assets at fair value	328,705	147,730	-	476,435

Liabilities
Trading liabilities
Interest rate swaps	-	-	-	-
Cross-currency interest rate swaps	-	9,993	-	9,993
Total trading liabilities	-	9,993	-	9,993
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	5,600	-	5,600
Cross-currency interest rate swaps	-	3,986	-	3,986
Forward foreign exchange	-	125	-	125
Total derivative financial instruments used for hedging - payable	-	9,711	-	9,711
Total liabilities at fair value	-	19,704	-	19,704

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	December 31, 2012
(In thousands of US$)	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)	Total carrying value in the consolidated balance sheets
Assets
Trading assets
Sovereign bonds	5,146	-	-	5,146
Cross-currency swaps	49	-	-	49
Forward foreign exchange	-	50	-	50
Future contracts	20	-	-	20
Total trading assets	5,215	50	-	5,265
Securities available-for-sale
Corporate debt	17,386	-	-	17,386
Sovereign debt	165,355	276	-	165,631
Total securities available-for-sale	182,741	276	-	183,017
Investment fund	-	105,888	-	105,888
Derivative financial instruments used for hedging - receivable
Interest rate swaps	-	8,319	-	8,319
Cross-currency interest rate swaps	-	10,858	-	10,858
Forward foreign exchange	-	62	-	62
Total derivative financial instruments used for hedging - receivable	-	19,239	-	19,239
Total assets at fair value	187,956	125,453	-	313,409

Liabilities
Trading liabilities
Interest rate swaps	-	100	-	100
Cross-currency interest rate swaps	-	32,182	-	32,182
Forward foreign exchange	-	22	-	22
Total trading liabilities	-	32,304	-	32,304
Derivative financial instruments used for hedging – payable
Interest rate swaps	-	6,600	-	6,600
Cross-currency interest rate swaps	-	4,688	-	4,688
Forward foreign exchange	-	459	-	459
Total derivative financial instruments used for hedging - payable	-	11,747	-	11,747
Total liabilities at fair value	-	44,051	-	44,051

ASC Topic 825 - Financial Instruments requires disclosure of fair value of financial instruments including those assets and liabilities for which the Bank did not elect the fair value option. Bank’s management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are limitations in any estimation technique. The estimated fair value amounts have been measured as of their respective period-end. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following information should not be interpreted as an estimate of the fair value of the Bank. Fair value calculations are only provided for a limited portion of the Bank’s financial assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison of fair value information of the Bank and other companies may not be meaningful for comparative analysis.

The following methods and assumptions were used by the Bank’s management in estimating the fair values of financial instruments whose fair value are not measured on a recurring basis:

Financial instruments with carrying value that approximates fair value

The carrying value of certain financial assets, including cash and due from banks, interest-bearing deposits in banks, customers’ liabilities under acceptances, accrued interest receivable and certain financial liabilities including customer’s demand and time deposits, securities sold under repurchase agreements, accrued interest payable, and acceptances outstanding, as a result of their short-term nature, are considered to approximate fair value. These instruments are classified in Level 2.

Securities held-to-maturity

The fair value has been based upon current market quotations, where available. If quoted market prices are not available, fair value has been estimated based upon quoted price of similar instruments, or where these are not available, on discounted expected cash flows using market rates commensurate with the credit quality and maturity of the security. These securities are classified in Levels 1 and 2.

Loans

The fair value of the loan portfolio, including impaired loans, is estimated by discounting future cash flows using the current rates at which loans would be made to borrowers with similar credit ratings and for the same remaining maturities, considering the contractual terms in effect as of December 31 of the relevant period. These assets are classified in Level 2.

Short and long-term borrowings and debt

The fair value of short and long-term borrowings and debt is estimated using discounted cash flow analysis based on the current incremental borrowing rates for similar types of borrowing arrangements, taking into account the changes in the Bank’s credit margin. These liabilities are classified in Level 2.

Commitments to extend credit, stand-by letters of credit, and financial guarantees written

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of guarantees and letters of credit is based on fees currently charged for similar agreements which consider the counterparty risks; which fair value is calculated based on the present value of the premium to be received or a specific allowance for off-balance sheet credit contingencies, whichever is greater. These commitments are classified in level 3 since the second quarter of 2013. Fair value of these instruments is provided for disclosure purposes only.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

The following table provides information on the carrying value and estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

(In thousands of US$)	June 30, 2013
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)
Financial assets:
Instruments with carrying value that approximates fair value	756,308	756,308	-	756,308	-

Securities held-to-maturity	32,932	32,824	17,152	15,672	-
Loans, net (1)	5,955,142	6,110,080	-	6,110,080	-

Financial liabilities:
Instruments with carrying value that approximates fair value	3,121,174	3,121,414	-	3,121,414	-
Short-term borrowings and debt	2,188,121	2,191,143	-	2,191,143	-
Long-term borrowings and debt	993,016	1,005,795	-	1,005,795	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	12,734	12,393	-	-	12,393

(1)	The carrying value of loans is net of the Allowance for loan losses of $68.2 million and unearned income and deferred fees of $6.3 million for June 30, 2013.

(In thousands of US$)	December 31, 2012
	Carrying Value	Fair Value	Quoted market prices in an active market (Level 1)	Internally developed models with significant observable market information (Level 2)	Internally developed models with significant unobservable market information (Level 3)

Financial assets:
Instruments with carrying value that approximates fair value	746,006	746,006	-	746,006	-

Securities held-to-maturity	34,113	34,149	19,444	14,705	-
Loans, net (1)	5,635,480	5,784,172	-	5,784,172	-

Financial liabilities:
Instruments with carrying value that approximates fair value	2,494,734	2,494,824	-	2,494,824	-
Short-term borrowings	1,449,023	1,453,159	-	1,453,159	-
Long-term borrowings and debt	1,905,540	1,922,544	-	1,922,544	-
Commitments to extend credit, standby letters of credit, and financial guarantees written	5,781	4,841	-	4,841	-

(1)	The carrying value of loans is net of the Allowance for loan losses of $73.0 million and unearned income and deferred fees of $7.1 million for December 31, 2012.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

20.	Litigation

Bladex is not engaged in any litigation that is material to the Bank’s business or, to the best of the knowledge of the Bank’s management that is likely to have an adverse effect on its business, financial condition or results of operations.

21.	Capital adequacy

The Banking Law in the Republic of Panama requires banks with general banking license to maintain a total capital adequacy index that shall not be lower than 8% of total assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk; and primary capital equivalent that shall not be less than 4% of its assets and off-balance sheet irrevocable contingency transactions, weighted according to their risk. As of June 30, 2013, the Bank’s capital adequacy ratio is 14.5% which is in compliance with the capital adequacy ratios required by the Banking Law in the Republic of Panama.

22.	Business segment information

The Bank’s activities are operated and managed in two segments, Commercial and Treasury. The Asset Management unit was discontinued since the fourth quarter of 2012. The segment information reflects this operational and management structure, in a manner consistent with the requirements outlined in ASC Topic 280 - Segment Reporting. The segment results are determined based on the Bank’s managerial accounting process, which assigns consolidated balance sheets, revenue and expense items to each reportable division on a systematic basis.

The Bank incorporates net operating income(3) by business segment in order to disclose the revenue and expense items related to its normal course of business, segregating from the net income, the impact of reversals of reserves for loan losses and off-balance sheet credit risk, and recoveries on assets. In addition, the Bank’s net interest income represents the main driver of net operating income; therefore, the Bank presents its interest-earning assets by business segment, to give an indication of the size of business generating net interest income. Interest-earning assets also generate gains and losses on sales, such as for securities available-for-sale and trading assets and liabilities, which are included in net other income, in the Treasury segment. The Bank also discloses its other assets and contingencies by business segment, to give an indication of the size of business that generates net fees and commissions, also included in net other income, in the Commercial Segment.

The Bank believes that the presentation of net operating income provides important supplementary information to investors regarding financial and business trends relating to the Bank’s financial condition and results of operations. These measures exclude the impact of reversals (provisions) for loan losses and reversals (provisions) for losses on off-balance sheet credit risk (together referred to as “reversal (provision) for credit losses”) which Bank’s management considers distort trend analysis.

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

Net operating income disclosed by the Bank should not be considered a substitute for, or superior to, financial measures calculated differently from similar measures used by other companies. These measures, therefore, may not be comparable to similar measurements used by other companies.

Commercial incorporates all of the Bank’s financial intermediation and fees generated by the commercial portfolio. The commercial portfolio includes book value of loans, selected deposits placed, acceptances and contingencies. Operating income from the Commercial Segment includes net interest income from loans, fee income and allocated operating expenses.

Treasury incorporates deposits in banks and all of the Bank’s trading assets, securities available-for-sale and held-to-maturity, and the balance of the investment funds. Operating income from the Treasury Segment includes net interest income from deposits with banks, trading securities and securities available-for-sale and held-to-maturity, net interest margin related to the Feeder’s participation in the net interest margin of the Master, derivative and hedging activities, net gain from investment funds trading, net gain from trading securities, net gain on sale of securities available-for-sale, net loss on foreign currency exchange, and allocated income and operating expenses. Operating income from this segment also includes the net interest margin from the Brazilian Fund, as well as net gain from trading securities, fee income, and allocated operating expenses from the Brazilian Fund. The Treasury segment information for 2012 includes the results of the investment funds, in order to conform to the presentation of this segment in 2013.

The following table provides certain information regarding the Bank’s continuing operations by segment:

Business Segment Analysis (1)

	Three months ended		Six months ended
	June 30,		June 30,
(In thousands of US$)	2013	2012	2013	2012
COMMERCIAL
Interest income	47,663	44,963	94,192	89,441
Interest expense	(19,245)	(17,928)	(38,388)	(35,590)
Net interest income	28,418	27,035	55,804	53,851
Net other income (2)	3,221	2,452	6.058	5,423
Operating expenses	(10,382)	(8,825)	(20,232)	(17,321)
Net operating income (3)	21,257	20,662	41,630	41,953
Provision for loan and off-balance sheet credit losses	(2,460)	(4,918)	(2,726)	(507)
Net income attributable to Bladex stockholders	18,797	15,744	38,904	41,446

Commercial assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)			6,023,299	5,162,792
Other assets and contingencies (5)			627,064	455,070
Total interest-earning assets, other assets and contingencies			6,650,363	5,617,862
TREASURY
Interest income	3,301	1,864	5,176	5,765
Interest expense	(2,307)	(2,883)	(5,549)	(3,970)
Net interest income	994	(1,019)	(373)	1,795
Net other income (2)	7,292	7,814	8,487	16,111
Operating expenses	(3,937)	(4,680)	(7,539)	(8,829)
Net operating income (3)	4,349	2,115	575	9,077
Net income (loss)	4,349	2,115	575	9,077
Net income attributable to the redeemable noncontrolling interest	1,446	104	1,458	244
Net income (loss) attributable to Bladex stockholders	2,903	2,011	(883)	8,833

Treasury assets and contingencies (end of period balances):
Interest-earning assets (6)			1,125,650	1,063,674
Third party participation			(55,541)	(3,719)
Total interest-earning assets and third participation			1,070,109	1,059,955
TOTAL
Interest income	50,964	46,827	99,368	95,206
Interest expense	(21,552)	(20,811)	(43,937)	(39,560)
Net interest income	29,412	26,016	55,431	55,646
Net other income (2)	10,513	10,266	14,545	21,534
Operating expenses	(14,319)	(13,505)	(27,771)	(26,150)
Net operating income (3)	25,606	22,777	42,205	51,030
Provision for loans and off-balance sheet credit losses	(2,460)	(4,918)	(2,726)	(507)
Net income – business segment	23,146	17,859	39,479	50,523
Net income (loss) attributable to the redeemable noncontrolling interest	1,446	104	1,458	244
Net income attributable to Bladex stockholders – business segment	21,700	17,755	38,021	50,279
Other income unallocated - gain on sale of premises and equipment	-	5,626	-	5,626
Discontinued operations (Note 3)	23	(158)	(4)	(461)
Net income attributable to Bladex stockholders	21,723	23,223	38,017	55,444

Total assets and contingencies (end of period balances):
Interest-earning assets (4 y 6)			7,148,949	6,226,466
Other assets and contingencies (5)			627,064	455,070
Third party participation			(55,541)	(3,719)
Total interest-earning assets, other assets and contingencies			7,720,472	6,677,817

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

(1)	The numbers set out in these tables have been rounded and accordingly may not total exactly.
(2)	Net other income excludes reversals (provisions) for loans and off-balance sheet credit losses, recoveries on assets, and gain on sale of premises and equipment.

	Three months ended		Six months ended
	June 30,		June 30,
(In thousands of US$)	2013	2012	2013	2012

Reconciliation of Net other income:
Net other income – business segment	10,513	10,266	14,545	21,534
Provision for losses on off-balance sheet credit risk	(5,111)	(2,002)	(7,548)	(1,099)
Gain on sale of premises and equipment	-	5,626	-	5,626
Net other income – consolidated financial statements	5,402	13,890	6,997	26,061

(3)	Net operating income refers to net income excluding reversals (provisions) for loans and off-balance sheet credit losses and recoveries on assets.
(4)	Includes selected deposits placed, and loans, net of unearned income and deferred loan fees.
(5)	Includes customers’ liabilities under acceptances, letters of credit and guarantees covering commercial and country risk, and credit commitments.
(6)	Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity, trading securities and the balance of the Investment Fund.

Reconciliation of Total assets:	June 30, 2013	June 30, 2012
Interest-earning assets – business segment	7,148,949	6,226,466
Allowance for loan losses	(68,156)	(82,150)
Customers’ liabilities under acceptances	90,240	2,765
Accrued interest receivable	39,820	36,899
Equipment and leasehold improvements, net	11,525	12,414
Derivative financial instruments used for hedging - receivable	9,965	12,609
Other assets	10,367	17,658
Total assets – consolidated financial statements	7,242,710	6,226,661

Geographic information is as follows:

	Three months ended June 30, 2013
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	45,144	-	5,337	483	50,964
Interest expense	(20,651)	-	(332)	(569)	(21,552)
Net interest income	24,493	-	5,005	(86)	29,412

	Six months ended June 30, 2013
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	89,387	33	9,434	514	99,368
Interest expense	(42,659)	-	(680)	(598)	(43,937)
Net interest income	46,728	33	8,754	(84)	55,431

Long-lived assets:
Equipment and leasehold improvements, net	11,241	-	284	-	11,525

Banco Latinoamericano de Comercio Exterior, S. A.

    and Subsidiaries

Notes to consolidated financial statements (Unaudited)

	Three months ended June 30, 2012
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	42,460	28	4,321	18	46,827
Interest expense	(20,479)	-	(310)	(22)	(20,811)
Net interest income	21,981	28	4,011	(4)	26,016

	Six months ended June 30, 2012
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Interest income	86,352	94	8,206	554	95,206
Interest expense	(38,903)	-	(621)	(36)	(39,560)
Net interest income	47,449	94	7,585	518	55,646

Long-lived assets:
Equipment and leasehold improvements, net	11,938	8	468	-	12,414

	December 31, 2012
(In thousands of US$)	Panama	Brazil	United States of America	Cayman Islands	Total

Long-lived assets:
Equipment and leasehold improvements, net	12,397	8	403	-	12,808

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